UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check one)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2003   **Commission file number 0-29382**

MINEFINDERS CORPORATION LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable	Ontario, Canada	Not Applicable
(Translation of Registrant's name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

1000
(Primary Standard Industrial Classification Code Number (if applicable))

2288 – 1177 West Hastings Street Vancouver, British Columbia Canada V6E 2K3 (604) 687-6263
(Address and telephone number of Registrant's principal executive offices)

C T Corporation System, 111 - 8th Avenue, New York City New York 10011 (212) 894-8890
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares without par value	**American Stock Exchange**

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form   ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2003, 36,121,841 Common Shares without par value were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes: 82-_____   ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Explanatory Note: Minefinders Corporation Ltd. (the "Company" or the "Registrant") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the "1934 Act") on Form 40-F. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, reserves, resources, results of exploration, capital costs and production costs could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company is engaged in exploration for, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which the Company operates, technological and operational difficulties encountered in connection with the Company's mining activities, labour relations matters and costs, changing foreign exchange rates and other matters discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations". This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. Further information regarding these and other factors is included in the filings by the Company with the U.S. Securities & Exchange Commission and Canadian provincial securities regulatory authorities. Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.

The exchange rate of Canadian dollars into United States dollars, on December 31, 2003, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.2923.

RESOURCE AND RESERVE ESTIMATES

All resource estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy ("CIM") Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

For definitions of the terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled "Glossary and Defined Terms" beginning on page - i - of the Annual Information Form filed as Document 1 to this Annual Report.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

1. Renewal Annual Information Form for the fiscal year ended December 31, 2003;

2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003; and

3. Consolidated Financial Statements for the fiscal year ended December 31, 2003.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES.

As of the end of the Company's fiscal year ended December 31, 2003, an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Company's chief executive officer and chief financial officer. Based upon that evaluation, the Company's chief executive officer and chief financial officer have concluded that as of the end of that fiscal year, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

It should be noted that while the Company's chief executive officer and chief financial officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

During the fiscal year ended December 31, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE

The Company's Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company's annual financial statements. As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2003 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company's Audit Committee, which committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Robert L. Leclerc – Chairman

James Martin Dawson – Member

H. Leo King – Member

INDEPENDENCE

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder. Each member of the Company's audit committee satisfies the criteria for director independence.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors does not have an "audit committee financial expert" within the meaning of applicable U.S. securities regulation. All of the members of the Audit Committee are financially literate. Mr. Leclerc, as the chief executive officer of a large law firm (1993 to 1996) and of a company whose shares were listed and traded in the United States and Canada (1997 to 2003) was ultimately responsible for the activity and authority conferred on the chief financial officers who reported to him. This did not, however, entail an active role in supervising others engaged in the preparation, audit, analysis or evaluation of financial statements. Mr. Leclerc has no accreditation to perform such work. His experience, and that of the other audit committee members as directors of publicly traded companies, is considered by the board of directors to facilitate compliance with financial regulatory requirements. The desirability of adding an audit committee financial expert will be monitored as the Company grows and its financial reporting and internal control challenges increase.

AUDIT COMMITTEE CHARTER

The Company's Audit Committee Charter is attached hereto as Exhibit 99.1 and available in print to any shareholder who requests it.

CODE OF ETHICS

The Company does not have a formal "code of ethics" (as that term is defined in Form 40-F) at this time. The Company believes the behaviour required of directors and officers, as set out in the applicable corporate legislation in the Company's home jurisdiction, adequately address any issues that would otherwise be covered in a code. Additionally, all directors, as well as the chief financial officer, belong to professional associations that have standards governing the conduct of their members. The adoption of a formal code of ethics will be monitored as the Company grows and its financial reporting and internal control challenges increase. When it is completed, the code of ethics will be available for viewing on the Company's website at www.minefinders.com.

All amendments to the proposed code, and all waivers of the proposed code with respect to any of the officers covered by it, will be also posted on the Company's web site, submitted to the Securities & Exchange Commission on Form 6-K and provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the annual meeting held on June 10, 2003, the shareholders appointed BDO Dunwoody LLP, Chartered Accountants, ("BDO"), to serve as the independent auditors for the 2003 fiscal year.   BDO acted as the Company's independent auditor for the fiscal years ended December 31, 2003 and 2002. The table below sets forth the total amount billed the Company by BDO for services performed in the years 2003 and 2002, and breaks down these amounts by category of service in CDN$:

	Years ended December 31	
	2003	2002
Audit:	$73,600	$ 58,602
Audit Related:	Nil	Nil
Tax	$5,600	Nil
All Other Fees	Nil	Nil
Total	$79,200	$58,602

Audit fees for 2002 and 2003 were for professional services rendered for the audits of the Company's consolidated financial statements, meetings with the Audit Committee and Management in respect of quarterly filings, issuance of consent and comfort letters in connection with Canadian and US registration statements and private offerings.

Audit related fees for 2002 and 2003 were for professional services rendered in connection with the audit of the Company's consolidated annual financial statements and consulting on accounting standards and transactions.

PRE-APPROVAL POLICIES AND PROCEDURES.

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by BDO. Any services provided by BDO that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a *de minimus* exception before the completion of the engagement. In 2003, none of the fees paid to BDO were approved pursuant to the *de minimus* exception.

OFF-BALANCE SHEET ARRANGEMENTS.

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The Company is committed to payments under an operating lease for office premises through to June 2006 of approximately $55,000.00 per year. The following table lists as of December 31, 2003 information with respect to the Company's known contractual obligations.

Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
		Payments due by period			
Long-Term Debt Obligations[1]	$450,000	$100,000	$300,000	$50,000	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations[2]	$150,000	$28,000	$122,000	Nil	Nil
Contingent Royalty Payments	Nil[3]	Nil	Nil[3]	Nil[3]	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	$600,000	$128,000	$422,000	$50,000	Nil

(1) Payments in respect of the Dolores Property, which the Company expects to make; all other property payments are at the discretion of the Company.
(2) Includes existing leases without extensions.
(3) Royalty payments on the Dolores Property consisting of net smelter payments of 3.25% on gold and 2% on silver. Net revenues cannot be quantified until the project reaches production.

AMEX CORPORATE GOVERNANCE

The Company's common shares are listed on The American Stock Exchange ("AMEX"). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company's quorum requirement is set forth in its By-Laws. A quorum for a meeting of members of the Company is two persons present in person, each being a shareholder entitled to vote thereat, or a duly appointed proxy for an absent shareholder so entitled.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission ("SEC") staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

Consent to Service of Process on Form F-X in connection with the Common Shares has been previously filed with the SEC.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.   Description

1.   Renewal Annual Information Form for the year ended December 31, 2003

2.   The audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report, and include the following:

Auditors' Report on Consolidated Financial Statements, dated March 12, 2004;

Consolidated Balance Sheets as at December 31, 2003 and 2002;

Consolidated Statements of Loss and Deficit for the years ended December 31, 2003, 2002 and 2001;

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001;

Consolidated Statements of Mineral Properties and Deferred Exploration Costs for the years ended December 31, 2003, 2002 and 2001;

Summary of Significant Accounting Policies

Notes to Consolidated Financial Statements (which includes a reconciliation to United States generally accepted accounting principles).

3.   Management Discussion and Analysis of Financial Conditions and Results of Operations

4.   Consent of BDO Dunwoody LLP. dated May 14, 2004

5.   Consent of Mark H. Bailey dated May 14, 2004

6.   Consent of Pincock Allen & Holt dated May 14, 2004

7.   Consent of George A. Armbrust dated May 14, 2004

8.   Consent of Robert L. Sandefur dated May 14, 2004

9.   Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

10.   Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

11.   Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.   Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1   Audit Committee Charter

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.
                    Registrant

By */s/ "Mark H. Bailey"*
      Mark H. Bailey, CEO and Director

Date: May 14, 2004

EXHIBIT 1

MINEFINDERS CORPORATION LTD.

RENEWAL ANNUAL INFORMATION FORM

for the year ended December 31, 2003

May 14 2004

TABLE OF CONTENTS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this Annual Information Form.

Adit	A horizontal passage from the surface into the mine, also called a tunnel.
Adularization	Potassic alteration, introduction or replacement by Adularia.
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Breccia	A coarse–grained clastic rock composed of angular broken fragments.
Cretaceous	The final period of the Mesozoic area (after the Jurassic and before the Tertiary period), thought to have covered the span of time between 65 and 144 million years ago.
Dome	A circular or elliptical uplift, typically volcanic in origin.
Epithermal	Hydrothermal mineral deposit formed within 1 kilometre of the earth's surface, in the temperature range of 50–200°C.
g/t or gpt	Grams per tonne.
Graben	An elongate downfaulted basin.
Horst	An elongate block of upfaulted rock.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Interbedded	Beds laid between or alternating with others of different character.
Intrusive	The process of, and rock formed by, intrusion.
Jurassic	The middle system of the Mesozoic, above the Triassic and below the Cretaceous, thought to have covered the span of time between 200 and 145 million years ago.
Lithology	The description of rocks in hard specimen and in outcrop, relative to such characteristics as color, mineralogic composition, and grain size.
Mesozoic	The era of geologic time above the Paleozoic and below the Cenozoic, approximately from 245 to 65 million years ago.
Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth's crust.
Metasediment	Metamorphic rock of sedimentary origin.
Mineral Reserve, Proven Mineral Reserve, Probable Mineral Reserve	Means that part of a measured mineral resource or indicated mineral resource that can be extracted legally and at a profit under economic conditions that are specified and generally accepted as reasonable by the mining industry and which is demonstrated by a preliminary feasibility study or feasibility study.
	THE TERMS "MINERAL RESERVE", "PROVEN MINERAL RESERVE", AND "PROBABLE MINERAL RESERVE" USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE "CIM") STANDARDS ON MINERAL RESOURCES AND MINERAL RESERVES DEFINITIONS AND GUIDELINES ADOPTED BY THE CIM COUNCIL ON AUGUST 20, 2000. IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

RESERVES ARE CATEGORIZED AS FOLLOWS ON THE BASIS OF THE DEGREE OF CONFIDENCE IN THE ESTIMATE OF THE QUALITY AND GRADE OF THE DEPOSIT.

Proven Mineral Reserve means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

THE DEFINITION FOR "PROVEN MINERAL RESERVES" UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Probable Mineral Reserve: means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

THE DEFINITION FOR "PROBABLE MINERAL RESERVES" UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource, Inferred Mineral Resource	Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

THE TERMS "MINERAL RESOURCE", "MEASURED MINERAL RESOURCE", "INDICATED MINERAL RESOURCE", AND "INFERRED MINERAL RESOURCE" USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER

THE GUIDELINES SET OUT IN THE CIM STANDARDS. THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating conditions including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate.

A mineral resource is categorised on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM Standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization	A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineralized Deposit	A mineralized body which has been delineated by drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.
opt	Ounces per ton.
Ore	Naturally occurring material from which minerals of economic value can be extracted.
Paleozoic	The era of geologic time from 570 to 245 million years ago, from the end of the Precambrian to the beginning of the Mesozoic.
Placer	A surficial mineral deposit formed by mechanical concentration of mineral particles from weathered debris.
Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.
Resistivity	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Sericitization	A hydrothermal or metamorphic alteration process involving the introduction of, or replacement by, sericite muscovite.
Silicification	Alteration process involving the introduction of, or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.
Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, thought to begin about 65 million years ago.
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin.)

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form ("AIF") and the documents incorporated herein by reference, contain forward-looking statements. Such forward-looking statements include, but are not limited to, statements about mineral reserves and resources, in that they constitute estimates, based on certain assumptions, of mineralization that may be encountered if a deposit were to be mined. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

SOME OF THE IMPORTANT RISKS AND UNCERTAINTIES THAT COULD AFFECT FORWARD-LOOKING STATEMENTS ARE DESCRIBED FURTHER IN THIS DOCUMENT UNDER HEADINGS "NARRATIVE DESCRIPTION OF THE BUSINESS", "RISK FACTORS" AND "MANAGEMENT DISCUSSION AND ANALYSIS". SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES

MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, BELIEVED, ESTIMATED OR EXPECTED. THE COMPANY DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY TO FORWARD-LOOKING STATEMENTS.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This AIF contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and US dollars are referred to as "US dollars" or "US$".

The annual high, low, average and end of period exchange rates for the US dollar in terms of Canadian dollars for each of the periods indicated, such rates being the rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

	Corporation's Fiscal Year Ended December 31				
	2003	**2002**	**2001**	**2000**	**1999**
High	$1.2923	$1.5190	$1.4995	$1.4505	$1.4440
Low	$1.5750	$1.6049	$1.5925	$1.5335	$1.5095
Average	$1.3916	$1.5702	$1.5519	$1.4870	$1.4827
Period End	$1.2923	$1.5800	$1.5925	$1.4995	$1.4440

On May 7, 2004, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$1.3858.

INCORPORATION OF FINANCIAL STATEMENTS AND MD&A

Incorporated by reference into this AIF are the audited consolidated financial statements of the Company, which include its balance sheets as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit, cash flows and mineral properties and deferred exploration costs of the Company for the years ended December 31, 2003, 2002 and 2001, together with the summary of significant accounting policies and notes thereon, included in the Company's 2003 Annual Report. Also incorporated by reference in this AIF is the Company's management's discussion and analysis ("MD&A") set out on pages 6 through 10 of the Company's 2003 Annual Report. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Differences between Canadian and US GAAP pertaining to the Company are described in Note 9 to our 2003 consolidated financial statements.

REFERENCE INFORMATION

Unless otherwise noted or the context otherwise indicates, "Corporation" refers to Minefinders Corporation Ltd. alone, and "the Company", "we", "us", "our" and "our company" refers to Minefinders Corporation Ltd. and its subsidiaries.

Unless otherwise noted, the information contained in this AIF is given at the date of this AIF.

CORPORATE STRUCTURE

The Company was incorporated by articles of incorporation under the laws of the Province of Ontario on February 4, 1975, under the name "Twentieth Century Explorations Inc.". On May 10, 1979, the Company changed its name from "Twentieth Century Explorations Inc." to " Minefinders Corporation Ltd.".

The Company's head and principal office is located at 2288 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3. The Company's registered and records office is located at Suite 1100 – 200 King Street West, Toronto, Ontario M5H 3T4.   The Company also maintains an exploration office in Reno, Nevada, United States of America.

The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary.

Principal Operating Subsidiaries

Name	Place of Incorporation	Percentage Ownership
Minera Minefinders S.A. de C.V.	Mexico	100%
Compania Minera Dolores S.A de C.V.	Mexico	100%
Minefinders (U.S.A.) Inc.	Nevada	100%
Servicios Mineros Sierra S.A. de C.V.[1]	Mexico	100%

[1]   This company is inactive at this time, and was incorporated subsequent to the Company's 2003 fiscal year end.

The Company's operations in Mexico are conducted through Minera Minefinders S.A. de C.V. ("Minera") Compania Minera Dolores S.A. de C.V. ("Minera Dolores") and Servicios Mineros Sierra S.A. de C.V. ("Servicios") and in the U.S.A., through Minefinders (U.S.A.) Inc.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the Company's common shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "MFL" and on the American Stock Exchange ("AMEX") under the symbol "MFN".

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is in the business of exploration and development of precious and base metal properties. Interests in these properties are currently held directly and indirectly and through leases, options and working interests. The Company's properties are primarily located in Mexico and the U.S.A. The Company's principal mineral property interests are the Dolores Property located in Chihuahua, Mexico (the "Dolores Property") and the Northern Sonora Property located in Sonora, Mexico (the "Northern Sonora Properties"). The Northern Sonora Properties include the La Bolsa gold deposit, Real Viejo silver prospect and the Planchas de Plata silver prospect, each at various levels of exploration. The Company's other mineral property interests include the Clear, Dottie and Gutsy/Buckskin Mountain Properties in Nevada, the Oro Blanco Property in Arizona and the San Antonio Property in Zacatecas, Mexico. The Company also has mineral property interests in Québec, Canada, but has no active exploration projects in Canada**.

Exploration and Development

In June of 2002, the Company initiated a 30,000 metre drilling program, designed to bring the Dolores property to final feasibility and lead to a production decision. This drilling program was expanded in 2003 to 75,000 metres, to include condemnation and geotechnical drilling. At the earliest, production is not anticipated to commence on the Dolores deposit until early 2006.   Since initiating drilling in 1996 through the period ended December 31, 2003, the

Company has completed a total of 291 diamond core holes, totalling 82,300 metres and 220 reverse circulation ("RC") drill holes totalling more than 42,100 metres of drilling on the Dolores deposit, bringing the total drilling completed on the Dolores Property through December 2003 to more than 124,000 metres. The Company selected independent engineering firms to provide an updated resource model and final feasibility study in 2004. Drilling will continue through the first half of 2004. Other activities over the past three years on the Dolores Property have included geological mapping and sampling, road construction, re–assaying 9,000 drill intercepts for silver using multi–acid digestion, completing in August 2002 an independent audit of the measured, indicated and inferred resource contained in the Dolores main zone deposit and initiating additional metallurgical studies. Exploration activities will continue on the Company's other properties over the next 12 months with additional drilling planned for the Northern Sonora Properties and the Nevada properties in 2004.

Financing

In January 2001, the Company completed private placements financing (the "January 2001 Financing") of 1,599,643 units for gross proceeds of $1,477,180. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at $1.00 and $1.15 for a two year period. In connection with this private placement, 50,000 common shares were issued and approximately $56,000 was paid as a finder's fee.

During the remainder of 2001, the Company completed private placements to issue a further 1,402,080 units for total proceeds of $1,612,392 with each unit consisting of one common share and one-half of a warrant. Each whole warrant entitled the holder to purchase one common share at $1.40 per share for a period of two years. Related issuance costs totalled $122,485 in respect of this financing.

In April 2002, the Company completed a brokered private placement financing of 4,400,000 common shares at $2.30 per share for total proceeds of $10,120,000. Related share issue costs of $745,593 were incurred in respect of this financing.

On February 7, 2003, the Company completed a brokered placement consisting of 2,587,500 common shares (the "February 2003 Financing") at $7.00 per share for gross proceeds of $18,112,500. The shares issued under the February 2003 Financing were qualified by way of short form prospectus. The final short form prospectus of the Company in respect of the February 2003 Financing was receipted by the British Columbia, Alberta, Saskatchewan, Manitoba and Ontario Securities Commissions on January 31, 2003.

On December 8, 2003, the Company completed a brokered placement consisting of 4,000,000 common shares (the "December 2003 Financing") at $11.00 per share for gross proceeds of $44,000,000. The shares issued under the December 2003 Financing were qualified by way of short form prospectus. The final short form prospectus of the Company in respect of the December 2003 Financing was receipted by the British Columbia, Alberta, Saskatchewan, Manitoba and Ontario Securities Commissions on December 5, 2003.

Significant Acquisitions and Dispositions

There were no significant acquisitions or dispositions made by the Company during its most recently completed financial year. The Company did however, acquire through staking, one concession in Sonora Mexico, called the Anita Claim, which covered the ground (500 hectares) comprising the historical Planchas de Plata silver district, and the El Malacate property was written off at year end 2003.

Background and Trends

As the Company is a mineral exploration and development company with no producing properties, the information required by this sub–item is inapplicable. The Company's management believes that gold and silver prices will continue to firm up over the next several years and that the Company will continue to benefit from rising precious metal prices.

For further information on the Company's material mineral properties, see the "Property" discussions in Item 4 commencing on page 3 of this AIF. See the "Selected Consolidated Financial Information" in Item 5 of this AIF for information on significant transactions affecting the development of the Company's business in the last three years.

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

The information provided hereunder has been prepared by Mark H. Bailey, M.Sc., P.Geo., President & CEO of the Company, who is a "qualified person" as defined in National Instrument 43–101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101").

The Company is a mining exploration and development company. The Company's principal properties are the Dolores Property and the Northern Sonora Properties (which include the La Bolsa deposit, the Real Viejo silver prospect, the Planchas de Plata prospect, and the La Dura prospect). All of these properties are without a known body of commercial ore. The Company's activities on these properties to date have been exploratory in nature. There is no surface plant or equipment on any of these properties.

Since November 1995, the Company has been actively working on the Dolores Property completing aerial photos and topography, satellite imagery, road construction and infrastructure development, surface mapping, surface sampling, underground sampling, geophysics, diamond core and RC drilling, metallurgical studies, environmental base line studies, initial resource modelling and mine engineering, environmental impact study and feasibility study. Results from these efforts have led to the discovery of a major epithermal gold and silver deposit containing an initial estimated measured and indicated resource (reported in NR June 5, 2003, calculated using a 0.3 g/t gold-equivalent cutoff grade) of 84.8 million tonnes containing 2.33 million ounces of gold and 116 million ounces of silver. An additional inferred resource of 39.5 million tonnes was calculated, containing 1.1 million ounces of gold and 39.7 million ounces of silver. An updated resource model, incorporating all drilling through February 2004, will be reported when completed.

A feasibility study for the open-pit minable portion of the Dolores gold and silver deposit was initiated in 2003 and is expected to be completed during 2004. A positive feasibility study will advance the deposit to a production decision in late 2004 or early 2005.

The La Bolsa mineralized system on the Northern Sonora Property was discovered and staked in 1994 and a first phase exploration drilling program was completed in 1996. A second program was completed in 1998 producing an independent mineralized deposit estimate of up to 208,000 ounces gold and 2 million ounces of silver. Exploration work was suspended in 1998 pending an increase in gold prices or a substantial cash influx. Exploration activities including geological mapping and sampling and drilling continued on the El Malacate project covering a portion of the Northern Sonora Property with the completion of nine widely spaced drill holes during 2002. Follow-up work on the El Malacate project in 2003 failed to enhance the prospect and it was written down at the end of 2003. Work on the other northern Sonora mineral claims from 1996 through 2003 has led to the discovery of additional gold–silver mineralized systems and several porphyry copper related base metal systems. Exploration drilling re-commenced on the La Bolsa property in the fall of 2003 with the completion of 20 additional core holes by the end of 2003. Additional drilling, planned for 2004, commenced in February on the La Bolsa property and the nearby La Dura and Real Viejo prospects.

The Company also has interests in a number of secondary properties. Detailed mapping and sampling conducted over the past five years has defined anomalous gold zones on the San Antonio Property in Zacatecas, Mexico, where an initial drilling program is proposed to confirm and test the down dip extension of this gold mineralization. In addition, the Company has interests in the Gutsy/Buckskin Mountain Properties, Nevada, U.S.A., the Clear Property, Nevada, U.S.A., the Dottie Property, Nevada, U.S.A., the Oro Blanco Property, Arizona, U.S.A. and the Dubuisson Property, Val d'Or, Québec. The Company's interest in the Dubuisson Property consists only of a 2% net royalty interest.

PRINCIPAL PROPERTY – THE DOLORES PROPERTY

For a full report on the Company's principal property, the Dolores Property, see the report prepared for the Company by Pincock Allen & Holt (the "PAH Report") entitled "Audit of Resources at the Dolores Gold–Silver Project Chihuahua, Mexico", dated December 2, 2002, which has been previously filed on SEDAR. The PAH Report was authored by George Armbrust and Robert Sandefur who are both "independent qualified persons" as defined in NI 43-101. The PAH Report is incorporated herein by reference and a brief summary of the information provided in the PAH Report is provided below.

The Company's current primary focus is on the Dolores Property in respect of which a drilling and feasibility study is underway. The Dolores Property is a structurally–controlled, gold–silver deposit located within a sequence of volcanic rocks. Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,150 metres elevation or over 550 metres of vertical extent

Description and Location

The Dolores Project is located in the Sierra Madre Occidental Range of northern Mexico at geographic coordinates 29 degrees north latitude, 108 degrees 32 minutes west longitude, in the westernmost part of the State of Chihuahua. A property location map is shown in Figure 1 and a land status map is shown in Figure 2. The project area is approximately 250 kilometres west of the city of Chihuahua.

The Company, through its 100% owned Mexican subsidiary, Minera Dolores, has a controlling interest in the Dolores mineral concessions and surface rights covering the project area. The Company executed a Mining Exploration, Exploitation and Unilateral Promise of Sale Agreement with Liebano Saenz Ortiz ("Saenz"), the owner of seven exploitation concessions comprising a total of 1,920 hectares covering the core of the Dolores Mining District. This agreement was subsequently assigned to Minera Dolores. Minera can earn a 100% interest in these concessions by paying a total of US$1.5 million in cash payments at the rate of US$25,000 each calendar quarter. Through December 2003, the Company has paid a total of US$1,067,000. A Net Smelter Return ("NSR") royalty of 2% on gold and silver is payable to Saenz upon commercial production and an additional 1.25% NSR on gold only is payable to another party. Two peripheral mineral concessions (Silvia and Dolores) were staked by the Company bringing the total area of concessions to 27,700 hectares.


Tijuana
Mexicali
Sierra Madre Trend
La Bolsa
Nogales
El Malacate
Baja California
Sonora
Sierra Madre
Occidental
Chihuahua
USA
Hermosillo
Dolores
Mulatos
Moris
Ocampo
Chihuahua
MEXICO
Gulf of California
PACIFIC
OCEAN
Guitarra
Cieneguita
Batopilas
El Sauzal
Coahuila
Baja California Sur
Sinaloa
Durango
Culiacán
Cienega
La Paz
Durango
Tayoltita
Bacis
Zacatecas
Zacatecas
Gold
Camp
Major City
0
250 km
Scale

Figure 1: Property Locations

The Dolores Property consists of the nine concessions described in the following table, comprising a total of 27,700 hectares. All environmental permits are current and in order and allow the Company to conduct exploration of the Dolores Property through to the actual permitting for a mine site. In addition to permits allowing the Company to construct all access and drill roads necessary to complete the development drilling now underway, the Company has permits for the use of a nearby landing strip. The Company has also negotiated surface rights agreements with the Ejido Huizopa and certain individual members of the Ejido for access and right to conduct all exploration activities on the property up to and including all mining operations that may occur on these lands as a result of these exploration activities.

The following table lists pertinent information with respect to the Dolores Property Mining Concessions.

Dolores Property Exploitation Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Silvia	217587	2,866	August 20, 2052
Real Cananea	184981	394	December 12, 2039
Real Cananea Uno	184982	180	December 12, 2039
San Judas Tadeo	184983	150	December 12, 2039
Alma Maria	191728	6	December 18, 2041
Ampliacion Real Cananea	184984	350	December 12, 2039
Ampliacion Real Cananea Uno	184985	360	December 12, 2039
Ampliacion Real Cananea Dos	184986	480	December 12, 2039
Dolores	221593	22,914	March 3, 2054
Total Area		27,700	

All nine concessions have been granted exploitation status, the most recent being the Dolores concession. Taxes are due every six months, in January and July, on all concessions. Taxes paid in January 2004 totalled 526,260 Pesos (approximately US$48,000). Annual assessment work is required for exploration concessions and work expenditures to date, which can be carried forward, will cover the concessions for the next five years.

Gold and silver mineralization, identified at surface, occurs within a zone over 4,000 metres long and 1,000 metres in width and has been intersected in drilling to depths of over 550 metres below the highest topographical elevation. Historic underground mining was carried out along three main, sub–parallel structures that occur both within and beyond the resource study area. Figure 2 below illustrates the location of the known mineralized zones, the mineral resource area and concession boundaries.



Figure 2: Dolores Property Mineral Concessions and Mineralized Areas

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is approximately 250 kilometres west of the city of Chihuahua and is accessed from the town of Madera (pop. +/– 35,000). Madera is linked by paved highway and railway with the rest of Mexico and the United States. The 87 kilometre, 3.5 hour trip to Dolores from Madera by vehicle is mostly along narrow, winding and rough gravel logging roads. During the feasibility study a new route was identified, which will provide superior access to Dolores with a minimum amount of construction. The new route takes off from the main highway between Chihuahua and Hermosillo and will require approximately 6 kilometres of new road to connect up with an existing 85 kilometre road and the upgrading of the entire length to provide a seven-meter wide primary mine haulage road.

The climate in the area is semi–arid with average annual precipitation of approximately 25 cm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from –10 degrees Celsius in winter to 45 degrees Celsius in summer. Exploration can be undertaken throughout the year.

The local economy is supported mainly by cattle ranching, logging and subsistence level farming. Unskilled labour is available at several villages within the area. Water for drilling is available from a local reservoir, from flooded historic underground mine workings and the nearby Rio Tutuaca. Surface rights to all known mineralization, areas suitable for potential waste disposal, tailings, storage, heap leach pads and plant sites are held by the Company. The project area is currently serviced by narrow, winding, rough roads. A network of roads to provide access for drilling has been established on the property. Most modern services are available at Madera.

Site topography is characterized by moderately rugged terrain with elevations ranging from 1,200 metres above sea level, at the Rio Tutuaca, to 2,000 metres, at the Mesa Aterrizaje.

The mountaintops are covered with pine, while vegetation in the valleys consists mainly of thorny shrubs and cactus. Active, intermittent stream erosion has resulted in the formation of deep V–shaped valleys throughout the area.

History

Mining activity in the area of the Dolores Property is believed to have started with placer mining circa 1860. In 1898, organized lode mining is reported to have begun in the area. By 1915, a power line had been installed from Madera, and processing was accomplished by pulverizing the ores in 25 stamp mills and recovering gold and silver in a cyanide leach and zinc precipitate circuit. Records from 1922 through 1929 indicate that the property was producing nearly 50,000 tonnes per year until the mill was destroyed in a fire in early 1929. Only sporadic high–grade production occurred during 1929 to 1931, and there are no records of any production since that time.

The Company began acquiring a land position in the district in 1993 and initiated a preliminary surface exploration program to evaluate the district's mineral potential. Between 1996 and 2001, the Company completed more than 61,000 metres of drilling, including approximately 136 core holes totalling 32,048.8 metres and approximately 155 RC holes totalling 29,392.2 metres. Detailed geologic mapping of approximately six square kilometres and widespread reconnaissance mapping and sampling covering 12 square kilometres have been combined with ore microscopy, metallurgical study, petrographic analysis and geochemical studies to form the data base. Geophysical surveys, including 14,900 line metres of induced polarization, resistivity, and magnetic surveys, as well as base–line environmental studies, were also completed during this period. Since beginning the final phase drilling program in July of 2002, the Company has completed an additional 61,404 metres (50,750 meters of core and 11,250 meters of RC) of a planned 70,000 – 75,000 metre drilling program for 2002-2004. Total drilling at Dolores through December 2003 now stands at 510 drill holes totalling more than 115,000 metres. Drilling re-commenced in February of 2004 and will continue through most of the year with delineation, exploration, condemnation, and geotechnical holes planned.

The following table shows the historical production of the Dolores Mining District for the years 1922 to 1931. The accuracy of this information is unknown to the Company.

Recorded Production from the Dolores Mining District

Year	Tons Mined	Average Grade (gm/ton)		Average Grade (oz/ton)		Contained Kilograms		Contained Kilograms	
		Au	Ag	Au	Ag	Au	Ag	Au	Ag
1922	63,494	*6.1	*635	0.18	18.52	*388.5	*40,313.8	12,492	1,296,088
1923	65,885	6.8	559	0.20	16.30	451.0	36,862.0	14,500	1,185,113
1924	54,005	*8.4	*527	0.24	15.37	*451.0	*28,471.3	14,501	915,351
1925	51,261	*9.6	*505	0.28	14.73	*492.7	*25,862.1	15,841	831,466
1926	48,523	12.7	548	0.37	15.98	606.0	25,718.0	19,483	826,834
1927	42,082	12.5	554	0.36	16.16	***526.0	***23,313.4	16,912	749,526
1928	38,146	12.5	400	0.37	11.67	478.0	15,250.0	15,368	490,288
Mill burned in early 1929, subsequent higher grade ore shipped off property for milling (?)									
1929	1,306	24.6	872	0.72	25.43	32.0	1,140.0	1,029	36,651
1930	3,686	**30.7	**1671.5	0.90	48.75	118.0	6,153.0	3,794	197,819
1931	3,384	**27.6	**1458.2	0.81	42.53	**93.4	***4,934.5	3,004	158,646
Total/ weighted average									
	371,771	9.8	563	0.286	16.26	3,636.7	208,018.1	116,921	6,687,782
*	Back calculated from production using 96% recovery from Au and 87% recovery of Ag (Average recoveries listed in annual reports)								
**	Weighted average from several ore shipments								
***	Calculated from Tons Mined and Average Grade								
Sources:	Anuario de Estaddistica Minero, 1922, 1923, 1926, 1927, 1928, 1929 and 1930, 1931, Annual Reports								

Geology

The Dolores deposit is a structurally–controlled, gold–silver deposit, located within a sequence of volcanic rocks composed primarily of andesite flows, flow breccias, and tuffs, which are overlain by latite volcaniclastic breccias. A variety of intrusive bodies are coeval with the volcanic sequence, the most common being dikes of latite composition which generally strike in a NNW direction.

The dominant structural features are regional, sub–parallel, NNW–trending faults, which dip steeply to the west. Continued down–to–the–west offset within this structural set is believed to have caused the development of a series of dilational conjugate faults between the primarily parallel to sub–parallel faults. These faults are believed to have been influential during the mineralizing event and locally may help to explain the geometry of the mineralization.

Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,150 metres elevation or over 550 metres of vertical extent.

Precious metal mineralization has been encountered from the surface to the deepest drilling completed to date, exceeding 550 metres and over wide intervals (30 to 100 metres). Within this broad zone of mineralization, relatively narrow, 2 to 20 metre wide intense stockwork or mineralized breccia zones, that often occur along, but not confined to, intrusive contacts contain bonanza grades that may range from 10 to over 200 grams per tonne gold and 300 to over 13,000 grams per tonne silver.

For more details on the geology on the Dolores Property, see section 3 of the PAH Report, which is incorporated herein by reference.

Exploration

The Company acquired its right to explore the Dolores Property in 1993 and initiated a preliminary surface exploration program to evaluate the district's mineral potential. Between 1993 and August 1994, several reconnaissance visits by Company personnel and various consultants resulted in the collection of several hundred rock chip samples, including surface grab and channel samples. Since November 1995, the Company has actively worked on the Dolores Property, resulting in the discovery of a significant gold and silver deposit.

Exploration efforts have included reconnaissance and detailed surface mapping, channel sampling on surface and in accessible old underground workings totalling more than 16,000 rock chip assays, extensive metallurgical studies, initial mine planning and engineering studies, environmental base line studies, road up-grading and construction, airphoto and topographical maps and a total of 510 holes for more than 115,000 metres, as of the end of fiscal year 2003.

Work on the property was carried out by professional geologists employed by the Company and a number of independent consulting geologists and engineers. The principal outside independent consultants over the last 7 years include: H. J. Choates and W.E. Brereton, of MPH Consulting Limited; McClelland Labs of Reno, Nevada; Golder and Associates, Tucson, Arizona; Mine Development Associates, Reno, Nevada; MRDI Canada; SRK Canada; J. Nilsson, P. Eng; Pincock Allen & Holt, Denver, Colorado; Hazen Research, Inc, Golden Colorado, Roscoe Postle Associates Inc, Vancouver, B.C. and M3 Engineering & Technology Corp. Tucson, Arizona and SGS Lakefield Research Ltd, Denver, Colorado.

Drilling

Since the start of the first phase of drilling in August 1996 more than 124,000 metres of drilling in 510 holes have been completed to date. Diamond drill holes amounting to more than 82,300 metres in 291 holes and 220 reverse circulation drill holes for 42,100 metres constitute the drilling database with drilling continuing at the time of this AIF.

Of the total holes drilled, more than 440 holes were drilled within the resource area and will be used in the new resource calculation. Two holes were lost and six additional holes were water well and water test wells. Fifty-four holes were drilled to test targets peripheral to the resource area; three were drilled on the La Bohemia target, 18 tested the East Dike target, 13 tested the Norte and north end of the East Dike target, 16 were drilled on the Sur Zone and one hole was drilled on the La Central target.

Reverse circulation holes were sampled at 1.52 metre intervals and diamond core holes were typically split at 2 metre assay intervals. One–half of the sample was sent to the lab for assay and one–half was placed in storage for future reference.

A first phase of diamond drilling was carried out by the Company between August and December 1996, with 6,609 metres of HQ/NQ core recovered in 30 holes. Most of the drill holes encountered significant gold and silver mineralization over substantial widths along a 1,000 metre strike length within the Chabacan target area. A second phase of drilling commenced in January 1997 and ended in June 1997. At the end of this program, 45 diamond drill holes totalling 10,115 metres had been completed since initial drilling started in August 1996. The second phase drilling tested a 2,000 metre strike length south of the Chabacan main zone. One of the better drill holes in this program, D97–36, intersected 96 metres averaging 2.00 g/t gold and 32.2 g/t silver.

A third phase drill program was initially carried out under the direction of Echo Bay Mines Ltd. ("Echo Bay") staff and later managed by Company personnel. The drill program consisted of infill drilling to confirm the existing resource and step–out drilling to expand the resource to include the Hondo and Chabacan target areas.

All of the infill holes drilled during this phase intersected potentially economic grade gold and silver mineralization and confirmed continuity of the main zone deposit over a strike length of 2,000 metres. All holes were drilled at angles of -45^0 to -75^0 and directed to test the down–dip extension of outcropping surface gold and silver mineralization to depths of 550 metres (see Figure 3).



Figure 3. Composite section through central breccia pipe in Dolores gold & Silver Deposit

In August 1997, an independent resource was calculated by Humbolt Mining Services, based on 107 drill holes. A drill indicated and inferred resource was estimated at 27.84 million tons with an average grade of 0.038 oz/ton (1.3 g/t) gold and 1.38 oz/ton (47.3 g/t) silver at a 0.015 oz/ton gold cut–off.

In October 1997, the Company reacquired Echo Bay's interest in the Dolores Property and continued with the phase–one feasibility study initiated by Echo Bay that included column leach testing, environmental base line studies and a preliminary geotechnical study.

In June 1998, MRDI Canada provided an updated resource calculation as part of a pre–feasibility scoping study. The calculation was based on 160 drill holes totalling 35,000 metres of drilling over 1,800 metres of strike length. Using a 0.5 g/t cut–off and uncapped gold equivalent, the following resource was calculated.

Indicated	23,912,000 tonnes of 1.45 g/t Au Eq.
Inferred	30,385,000 tonnes of 1.245 g/t Au Eq.
Total	54,297,000 tonnes of 1.338 g/t Au Eq.

In September 1998, additional infill drilling was completed on the main zone at 25 metre centres along the 1,800 metre strike length. Incorporating the latest drill results, an updated resource calculation by MRDI Canada was completed in November 1998, with indicated and inferred resources for the main zone deposit totalling 61 million tonnes grading 1.42 g/t gold–equivalent. All gold values were capped at 4.0 g/t and silver values were capped at 220 g/t. A cut–off grade of 0.5 g/t gold–equivalent was used. The data provided to MRDI Canada for the resource study included 238 drill holes (127 diamond drill and 111 reverse–circulation drill holes) totalling 52,898 metres. The drill holes extended over 2,800 metres of strike length and 1,000 metres across strike.

From January to March 2000, a program of infill drilling confirmed the continuity of high–grade gold and silver mineralization occurring within feeder structures surrounded by a broad zone of disseminated mineralization. The high–grade feeder structures extend for over 4,000 metres along strike and have been drill–tested to depths of up to 300 metres. Some of the best results from the 2000 drill program came from hole D00–R140 drilled on section 2175. The drill hole averaged 1.24g/t gold and 61.7g/t silver over 236 metres. A 15.2 metre section within this zone averaged 11.52g/t gold and 707.7g/t silver.

In August of 2002, Pincock Allen & Holt completed an independent audit of the resource data-base (compiled through April 2002) and the measured, indicated and inferred resources previously reported for the Dolores deposit. This audit resulted in the resource table reproduced below under the section "Mineral Resource and Mineral Reserve Estimates".

Since June of 2002, a drilling program, consisting of approximately 70,000 to 75,000 metres of infill, stepout, condemnation and geotechnical drilling has been underway. This drilling program is designed to bring the main zone resource to a final feasibility and to expand the mineralized potential of the district. Results from this program are being incorporated into revised resource models and mine planning, and incorporated into an independently engineered feasibility study

Mineralization

Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,100 metres elevation or over 550 metres of vertical extent.

Precious metal values are contained within native gold, native silver, electrum, silver sulfides and silver sulfosalts. Feeders also contain quartz, sericite, pyrite (locally oxidized to limonite), with lesser amounts of epidote, chlorite, calcite, fluorite, galena, sphalerite, and occasional chalcopyrite.

At intermediate levels in the system, mineralized feeders widen into breccias containing druzy cavities, comb structures, crustifications and symmetrical banding in silica veins and veinlets. Strong hydrothermal brecciation is common and frequently overprints areas of original tectonic breccia and/or fractures. Pervasive silicification of the country rock and multiphase veining in both breccias and stockwork zones show strong correlation with high grade gold and silver mineralization, with lower grade material occurring between the feeders. Mineralization at this level also occurs within localized zones of intense propylitic alteration that may occur adjacent to the most strongly mineralized areas within the deposit.

The upper extent of widespread mineralization is generally confined to a few tens of metres above the contact of the latitic volcaniclastic tuffs with the underlying intermediate andesitic volcanics. It is likely that high porosities and permeabilities resulted in dispersal and lateral migration of hydrothermal fluids at the volcaniclastic contact with concomitant cooling generally restricting ascension of hydrothermal fluids. Alteration extends laterally for several hundred metres along and above the contact in a generally silicified, broken, brecciated, and variably argillized subhorizontal layer. This altered layer contains anomalous mercury, arsenic, and antimony throughout its extent. Ore grades of mineralization locally persist beyond tens of metres into the overlying tuff units but are restricted to narrower zones of fracturing. In the highest exposures of the central dome area, low–grade mineralization from 40 to 100 parts per billion (ppb) gold is known to occur within small discontinuous pods of chalcedonic to opalescent vein material.

The episodic nature and variable intensity of mineralizing activity has commonly resulted in overprinting of several features, including the formation of quartz stockworks along intrusive contacts, flooding of tectonic breccias with hydrothermal silica, silicification and dissemination of mineralization peripheral to structures, re–brecciation and precipitation of stockwork quartz in several phases, and hydrothermal brecciation that overprints original tectonic features. A relatively large breccia-pipe like body has been defined over a 400 metre length (20-60 metres wide) from the surface to depth greater than 500 metres, which contains consistent higher-grades of mineralization, indicating a primary mineralizing conduit. Oxidation throughout the area of the deposit is highly variable. Oxidation has been observed to the depth of drilling, particularly within the larger fracture zones, yet sulfides are also known to occur at surface in various localities of the property. The majority of the deposit can be classified as mixed oxide/sulfide with smaller percentages of totally oxidized material occurring along structures and near surface, with progressively increased sulfide content found at depth.

Sampling and Analysis

Rock Chip Sampling and Soil Sampling

Since 1993, in excess of 13,800 rock chip samples have been taken across zones of mineralization at the Dolores Property. Continuous rock chip samples were collected over five metre sample lengths (84% of total samples) along sample lines laid out perpendicular to the 330 degree strike of the altered, silicified and mineralized rock exposures.

Each sample site was flagged and marked with an aluminium tag. Soil samples were taken along those portions of the lines covered by overburden. A total of 1,800 soil samples were collected and analyzed. A surveyed baseline and grid lines spaced at 50 metre intervals were established for control of the rock chip and soil sampling. The area covered by the sampling program was approximately six square kilometres.

All samples were collected from the Dolores site by ALS Chemex Laboratories ("Chemex"), Bondar–Clegg or Inspectorate personnel and taken to a sample preparation lab either at Chihuahua, Hemosillo or Durango. Following sample preparation pulps are flown either to Vancouver, Canada or Reno Nevada for final analysis.

The soil samples were dried and sieved to –80 mesh. The –80 mesh portion was sent to the Chemex lab in Vancouver, British Columbia. A 30 gram subsample was then analyzed for gold by fire–assay with an atomic absorption (AA) finish. Silver values were obtained by aqua–regia digestion followed by AA analysis.

For rock chip samples, a 30 gram sub–sample for gold analyses was used for fire–assay with an AA finish. Silver analyses were obtained by AA (background corrected) assay following aqua–regia digestion. One kilogram pulps were prepared, instead of the normal 0.2 kg pulps, after comparative analyses indicated the large sample size ensured greater sample assay consistency.

The rock chip and soil sampling programs were supervised by experienced, professional geologists. The samples taken are considered to be of acceptable quality and representative of the mineralization exposed at the sample sites. The sample results are considered to be reliable since all analyses were performed at well known reputable laboratories with quality control procedures in place.

Core Sampling and Reverse–Circulation Sampling

All core was carefully logged in a thorough manner by experienced, professional geologists in keeping with industry standards and mineralized sections were photographed before sampling. The mineralized sections were marked for sampling according to changes in rock type, changes in character and quantity of the mineralization and at structural contacts. As a result, core sample lengths are variable. Where there are no lithological or structural changes, sample intervals are typically two metres in length. All mineralized core was then split by core–splitter with one–half of the core placed in plastic or cloth sample bags along with a sample tag number and securely fastened. The other one–half was replaced in the core trays and stored in core racks on the property.

Reverse circulation holes were sampled at 1.52 metre intervals. One–half of the samples, weighing from 12 to 16 kg, were sent for assay and the other one–half was placed in storage at the site for future reference. Core samples from drilling programs carried out by the Company were sent to the same Chemex lab that was used to process rock chip samples and the same preparation, assaying and quality control procedures were applied.

Quality Control

Quality control of assay data at the Dolores Property was ensured through a monitoring program (set up by an independent geochemist, Dr. Lovestrom,) that included use of prepared gold–silver standards, blank samples, check analyses, duplicate analyses by alternate labs, and metallic screen analyses. A total of more than one out of every ten samples were a part of the quality assurance database and all geochemical analyses are performed at ALS Chemex Laboratories and Inspectorate, well known, industry–standard geochemical laboratories. Quality assurance was provided by check assays processed at Bondar–Clegg labs, Vancouver, B.C. and/or between the two other labs listed above.

2001 Dolores Silver Reanalysis Program

During the summer of 2001, the Company discovered that silver grades for certain samples from the Dolores Property were underestimated by the aqua–regia digestion assay techniques which had been used. It is considered likely that the under–reporting of grade is related to the presence of silver halide minerals in Dolores ores, possibly as a result of secondary enrichment of silver.

Selection of Samples

After initial check assays showed a significant increase in silver grades using multi–acid digestion techniques, an extensive silver reanalysis program was undertaken by the Company. Approximately 8,880 samples were reanalyzed. The samples selected for reanalysis were primarily consistent runs of greater than 10 g/t silver, or runs which had greater than 5 g/t silver along with significant amounts of gold.

Chain of Custody and Sampling issues

Splits were pulled from pulp material previously prepared by Chemex in Chihuahua and Hermosillo. About 35% of the material was stored at Chemex's Chihuahua facility, with the remainder being stored at Minefinders' Chihuahua warehouse. All sample retrieval and preparation was carried out by Chemex personnel. Approximately 400 drill samples and 100 underground samples were not found at either location, and are not incorporated in the data set.

Samples which had previously been fire–assayed were included in segments for rerun. It was not expected that there would be a significant change in these results, but they serve as an excellent check on the multi–acid digestion technique. Samples which returned a below detection limit result (<1 g/t Ag) with multi–acid digestion are ignored, because the aqua–regia technique is considered more accurate at these grades.

Results

For the drill samples submitted, there is a significant increase in the contained silver results using multi–acid digestion for oxidized material, with a more moderate increase for material categorized as mixed or sulfide. The most dramatic increases in silver grade were found in various peripheral zones that surround the main deposit, but the improvement in silver grades throughout the resource will increase the overall resource. The samples analyzed by fire–assay show excellent agreement with the multi–acid results, which provides confidence in the multi–acid technique for Dolores ores. See "Mineral Resource and Mineral Reserve Estimates" below.

Mineral Resource and Mineral Reserve Estimates

On August 19, 2002, PAH presented its initial report entitled "Audit of Resources at the Dolores Gold–Silver Project, Chihuahua, Mexico". This initial report was subsequently re–written to comply with the requirements of NI 43–101. This AIF incorporates by reference the PAH Report dated December 2, 2002. There are no mineral reserve estimates at this stage. The measured, indicated and inferred resources for the Dolores Property, at cut–off grades of 0.3, 0.5, 0.6, 0.7, 1.0, 1.5, 2.0 and 3.0 gpt Au Eq are taken from the PAH Report and shown in the following table. This resource estimation is based on construction of geological and computer block models, and variographic analysis. The Metric System is used in this analysis. Tonnes are stated as metric tonnes of 1,000 kg. Gold and silver grades are reported in grams per tonne (gpt). All resources are calculated in accordance with NI 43-101.

Measured, Indicated and Inferred Resources

Dolores Project, PAH (audited) Measured Resource							
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt Aueq	Aueq Ounces
3.0	2,960	3.743	356,300	183.5	17,467,200	6.802	647,400
2.0	5,337	2.706	464,400	135.6	23,269,600	4.966	852,200
1.5	7,986	2.138	549,000	109.0	27,973,500	3.954	1,015,200
1.0	12,147	1.649	643,900	85.0	33,191,400	3.066	1,197,100
0.7	16,415	1.344	709,500	69.8	36,859,600	2.508	1,323,900
0.6	18,614	1.230	736,100	64.0	38,298,300	2.297	1,374,500
0.5	21,487	1.107	764,500	57.8	39,960,100	2.071	1,430,500
0.3	29,980	0.857	826,300	45.0	43,384,100	1.607	1,549,400
Dolores Project, PAH (audited) Indicated Resource							
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt Aueq	Aueq Ounces
3.0	3,897	3.202	401,200	196.9	24,669,300	6.484	812,300
2.0	7,512	2.277	549,800	144.3	34,838,100	4.681	1,130,400
1.5	11,043	1.853	657,800	116.8	41,455,500	3.799	1,348,700
1.0	15,994	1.481	761,300	94.1	48,405,500	3.050	1,568,100
0.7	21,189	1.227	835,600	78.2	53,303,100	2.531	1,723,900
0.6	24,363	1.113	872,000	70.9	55,509,000	2.294	1,797,100
0.5	28,598	0.993	912,700	63.1	58,041,100	2.045	1,880,100
0.3	41,524	0.750	1,001,900	47.7	63,645,700	1.545	2,062,700

Dolores Project, PAH (audited) Measured + Indicated Resource							
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt Aueq	Aueq Ounces
3.0	6,857	3.436	757,400	191.1	42,136,400	6.622	1,459,700
2.0	12,849	2.455	1,014,200	140.7	58,107,600	4.799	1,982,600
1.5	19,029	1.973	1,206,800	113.5	69,429,000	3.864	2,364,000
1.0	28,141	1.553	1,405,200	90.2	81,596,900	3.056	2,765,200
0.7	37,604	1.278	1,545,100	74.6	90,162,700	2.521	3,047,800
0.6	42,977	1.164	1,608,100	67.9	93,807,200	2.296	3,171,600
0.5	50,085	1.042	1,677,300	60.9	98,001,100	2.056	3,310,600
0.3	71,504	0.795	1,828,200	46.6	107,029,800	1.571	3,612,000
Dolores Project, Inferred Resource							
Cutoff gpt Aueq	TONNES (1000's)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt Aueq	Aueq Ounces
3.0	2,986	3.546	340,400	185.9	17,845,400	6.644	637,800
2.0	5,939	2.421	462,200	136.2	26,004,100	4.691	895,600
1.5	9,114	1.934	566,700	107.5	31,505,600	3.726	1,091,800
1.0	12,707	1.581	646,000	88.8	36,288,200	3.062	1,250,800
0.7	18,416	1.225	725,400	70.4	41,695,900	2.399	1,420,400
0.6	22,457	1.070	772,300	61.6	44,464,600	2.096	1,513,400
0.5	28,051	0.919	828,400	52.8	47,661,100	1.799	1,622,800
0.3	44,017	0.668	945,800	38.1	53,980,700	1.304	1,845,500

* Note: this geological resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines, which are different from the guidelines set forth in Guide 7 under Item 802 of Regulation S-K. See "Glossary."

The resources in the preceding table do not account for the material mined in the past. Historic production from the project area is reported as 371,771 tons (337,233 tonnes) at an average grade of 0.286 opt (9.8 gpt) gold and 16.26 opt (563 gpt) silver. Of this total, the Company estimates that about 80 % is within the area where resources have been estimated. PAH, in the PAH Report, concludes that 270,000 tonnes should be subtracted from the resource estimate at the average grade of the current resource estimate.

The following table sets out the proposed 2004 exploration and development budget on the Dolores property.

Dolores 2004 Budget			
Infill Drilling			
Total # of holes planned (core)	25		
Total # of holes planned (RVC)	10		
Total meters planned core:	10000		
Total meters planned RVC:	2000		
Exploration Drilling			
Total # of holes planned (core)	25		
Total # of holes planned (RVC)	15		
Total meters planned core:	10000		
Total meters planned RVC:	5000		
Condemnation Drilling			
Total # of holes planned (core)	30		
Total # of holes planned (RVC)	20		
Total meters planned (core)	5000		
Total meters planned (RVC)	2000		
Total hours of drill road & pad construction :	360		
		Unit Cost	Total Cost
All inclusive infill core drill costs (per meter - Includes assays and drill supplies)		$110	$1,100,000
All inclusive Exploration core drill costs (per meter)		$110	$1,100,000
All inclusive Condemnation core drill costs (per meter)		$100	$500,000
All inclusive infill RVC drill costs (per meter - Includes assays and drill supplies)		$60	$120,000
All inclusive exploration RVC drill costs (per meter)		$60	$300,000
All inclusive condemnation RVC drill costs (per meter)		$50	$100,000
Drill pad and road construction & maint.		$75	$27,000
Engineering and Metallurgical studies	Days	Daily Rate	
Metallurgical (Lakefield and McClelland) man-days	145	$1,200	$174,000
Engineering M3 (Lead firm) man-days	525	$1,300	$682,500
Independent Mining Engineers (IMC) man-days	90	$1,000	$90,000
Golder & Associates geotech man-days	100	$1,100	$110,000
Roscoe Postle man days	75	$1,000	$75,000
Road construction New North-south access road(2 cats + gradder) days	180	$2,750	$495,000
New road materials (culverts, etc)			$45,000
Field Geologists (Man-days)	1000	$400	$400,000
Geologist - geologic compilation (Man-days)	100	$350	$35,000
Tech (Man-days)	400	$150	$60,000
Dolores casual work force (man days)	2400	$15	$36,000
Camp Supplies/Travel averaged over year	300	$250	$75,000
Subtotal			$5,524,500
Contingency		10%	$552,450
Estimated Budget for Dolores Project Exploration & Feasibility 2004			**$6,076,950**

NORTHERN SONORA PROPERTY

The information provided hereunder has been prepared by or under the supervision of Mark H. Bailey, M.Sc., P.Geo., President of the Company and a "qualified person" as defined in NI 43–101. The properties described below are not considered material to the Company due to the current book value of the properties. The Company does, however, consider these properties to be worthy of future exploration expenditures and has been conducting, and will continue to conduct, exploration work on each of the following properties.

Description and Location

The Northern Sonora Property is located in the northern part of Sonora State, Mexico. The Northern Sonora Property consists of the ten exploration concessions described below, comprising a total of approximately 15,145 hectares.

Northern Sonora Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Abe	216305	996	April 29, 2052
Oro Fino	215622	649	March 3, 2052
La Pistola	220056	1,698	June 3, 2053
La Gloria	221626	1,087	March 3, 2054
Los Adobes	218455	6,173	November 3, 2052
El Ruido	218448	3,788	November 3, 2052
El Callejon	211609	14	June 15, 2006
El Callejon 2	211623	20	June 22, 2006
El Manzanal	213593	220	May 16, 2007
Anita	221743	500	March 18 2010
Total Area		15,145	

Approximately five areas of mineralization in separate geographic zones occur within the Northern Sonora Property: 1) the La Bolsa Property, in the northwest corner of the Northern Sonora concession block; 2) the El Malacate Caldera related gold mineralized area, in the central part of the concession block, (written off on Dec. 31 2003); 3) the La Dura and Real Viejo silver prospects in the central portion of the concessions; 4) the Planchas de Plata (Anita claim) silver prospect located to the southeast of the main concessions and 5) base metal mineralization related to porphyry systems, in the eastern portion of the concession block, including the El Fierro and La Recompensa mineralized systems.

The Company has obtained all required permits to conduct exploration drilling on the La Bolsa, La Dura, and Real Viejo projects through the next several exploration programs. The Northern Sonora Property is not subject to any environmental liabilities.

Climate, Accessibility, Local Resource Infrastructure and Physiography

The climate in the area is high desert, semi–arid with average annual precipitation of approximately 20 cm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from 5 degrees Celsius in winter to 48 degrees Celsius in summer. Exploration can be undertaken throughout the year.

The local economy is supported mainly by cattle ranching, with the nearby city of Nogales, Mexico (population exceeding 1 million), providing most of the economy for the region. Skilled and unskilled labour is abundantly available from nearby Nogales. Water for drilling is available from local sources including ponds and water wells.

Surface rights to all known mineralization areas, suitable for potential waste disposal, tailings, storage, heap leach pads and plant sites are held under agreements by the Company.

Site topography is characterized by low to moderately rugged terrain with elevations ranging from 1,000 to 1,800 metres above sea level.



Sonora Properties
Northern Sonora Concessions
Nogales, Sonora
La Bolsa (Au, Ag) Resource
Santa Juliana (Ag, Pb, Zn)
Picacho Alto (Ag, Au)
La Verde (Ag, Pb, Zn)
Cerro Amarillo (Au, Ag, Cu)
La Dura (Ag, Pb, Zn)
La Matanza (Au)
La Recompensa (Cu, Mo)
El Malacate (Au)
El Fierro (Cu, Mo)
Cerro Palomino (Au)
Real Viejo (Au, Ag, Pb, Zn)
La Granja (Cu, Au)
El Malacate Area
El Durazno (Au)
La Reserva Concessions
El Rodeo (Cu, Mo)
Agua Caliente (Au, Pb, Zn)
San Geronimo (Ag, Cu, Pb, Zn)
Tio Flaco (Au, Cu)
North
Alcaparroso (Cu, Au)
5km
Minefinders Concessions (401 km2)
Gold-Silver Prospect
Base & Precious Metals Prospects

Figure 4: Northern Sonora Properties

Nature of Transport

The project area is serviced by narrow, winding, dirt roads from Nogales. A network of roads to provide access for drilling has been established on several of the more advanced prospects located on the Northern Sonora Property. Modern services are available at Nogales, within 30 kilometres of most of the prospects.

Sampling and Integrity of Samples

The Company has taken more than 5,500 surface samples over the project area since 1994, drilled 109 holes at La Bolsa and 33 holes within six separate target areas at El Malacate, and completed extensive geological mapping and airborne geophysical surveys over the entire claim block, to year end 2003. All assays were completed by either Bonder–Clegg, ALS Chemex or BSE Inspectorate analytical services under the same quality assurance as those for the Dolores Property.

La Bolsa Property: Location and Access

The La Bolsa Property is located on the Abe concession in the northern part of Sonora State, Mexico, approximately 30 kilometres west of the Mexican city of Nogales, and 97 kilometres SSW of Tucson, Arizona. The property is best accessed from Tucson, Arizona by taking Highway I–19 approximately 110 kilometres south to Nogales. Access to the property from Nogales is by four wheel drive vehicle by a combination of paved and dirt roads.

History of Property

There is no known written information pertaining to the La Bolsa Property although historic pits, shafts, adits and exploratory trenches occur within the property. The greatest concentration of these are found on top of, and on the east flank of the main mineralized hill where an access tunnel, several shafts, and over half a dozen surface pits were dug to exploit high grade (to 0.48 opt gold and 8.3 opt silver) carbonate–rich breccias and veining.

Ownership

The La Bolsa Property was staked on behalf of Minera by a registered mineral surveyor and Minera is the registered owner of all the exploration concessions. Other than as imposed under Mexican mining law, the property is not subject to any underlying royalties or title encumbrances.

Although the Company is the registered owner of the mineral rights to the La Bolsa Property, the surface rights to much of the Abe Concession are owned by Roberto Pierson Suarez ("Pierson"). Terms for an exploration and exploitation surface rights agreement with Pierson (the "Pierson Agreement") were accepted during the third quarter of 1997, and a final agreement was executed and filed with the appropriate Mexican authorities on October 13, 1997.

The Pierson Agreement has a term of 20 years and is renewable for an additional 20 years. Under the agreement, the Company is to pay Pierson annual rent of US$20,000, increasing by 10% per year, and an additional annual fee of US$200 for each Pierson–owned hectare that the Company actually encumbers as part of its mining operations for activities such as building roads. The Company paid the annual rent and disturbance fee during the period from 1999 to 2003. The Company will continue to hold this property and advance it to a feasibility study as market conditions allow. In addition, the Pierson Agreement provides that the Company is to pay Pierson a one–time fee of US$500,000 for each mine that the Company puts into production on a Pierson–owned property.

Geology and Mineralization

The geological setting of the La Bolsa Property consists of Tertiary volcanic and sedimentary units shown to overlie or intrude Cretaceous and Jurassic sedimentary and volcanic rocks consisting of interbedded siltstone, sandstone, conglomerate, limestone, and rhyolite flows and tuffs.

Several Tertiary volcanic and volcaniclastic rock types have been identified on the property. Volcaniclastic and tuff beds are correlated to the lowermost units of the Tertiary Montana Peak Formation in the Oro Blanco Mining District of Arizona, located to the immediate north.

The La Bolsa Property contains an inferred resource of 8.3 million tons grading 0.025 oz/t gold and 0.254 opt silver. Mineralization and alteration is characterized by intense silicification, sericitization and quartz–calcite or quartz–adularia stockwork veining and brecciation hosted by volcaniclastic sediments and intermediate volcanic flows intruded by felsic dikes and plugs. Quartz–calcite veins up to 4.56 metres in width have been noted at the surface although most of the quartz–veining occurs as stockworks. Pink replacement textures have been described as potassic alteration or adularization but no pattern has been defined. The presence of pyrite is suggested by iron–oxide pseudomorphs and hematite and limonite along fractures. Carbonate veins and breccia zones are found throughout the mineralized La Bolsa Property.

Exploration Activity

The La Bolsa mineralized system was discovered and staked in 1994 by Company personnel while exploring the Hill of Gold prospect in the Oro Blanco Mining District (Arizona) adjacent to the international boundary. Further prospecting, mapping and rock geochemical sampling (1,200 samples) outlined a coincident gold–silver anomaly which extends for about 800 metres and averages about 120 metres in width. Approximately 994 metres of surface trench rock sampling by the Company produced significant values, including 125 metres averaging 1.10 g/t gold in Trench 95–1 and 152 metres averaging 1.10 g/t gold along sample line 1000S. During late 1995 and early 1996, 42 reverse circulation drill holes totalling 4,835 metres and 7 HQ/NQ diamond drill holes totalling 614.5 metres were completed.

In mid–1996, the Company retained Mine Development Associates ("MDA") to undertake an independent preliminary resource estimate for the La Bolsa Property, and Hazen Research Inc. ("Hazen") to conduct preliminary bottle–roll cyanide leach metallurgical test work on mineralized drill cuttings. MDA reported gold mineralized material of 122,600 equivalent ounces of gold (i.e. 4,087,000 tons at .030 opt using .01 cut–off) including modest silver credits. Hazen reported that the results from eight samples leached over a period of 72 hours had recoveries ranging from 57% to 95%, while four samples (including a split of the 57%/72 hr. sample) leached for 96 hours had extraction rates in the 80.6% to 86.0% range. Silver recoveries were reported to be relatively high, with low reagent consumption, suggesting amenability of the samples to heap leach extraction techniques.

The Company completed the first phase exploration drilling program on the La Bolsa Property in 1996 with the resultant discovery and independent mineralized deposit estimation of up to 122,000 ounces gold equivalent. Mineralization is open down dip to the east and along strike both north and south with excellent potential to expand this resource. The Company received ecological permitting to drill an additional 150 holes on this property. Access road preparation and drill pad construction commenced upon approval of the permit. A second phase drilling program began in May 1998 and was completed in August 1998. Results from this drilling included 26 mineralized holes from the 28 holes drilled to extend the La Bolsa Property. A revised resource estimate utilizing polygonal methods tabulated 8.3 million tons, grading .025 opt gold and .254 opt silver, containing 208,000 ounces gold and 2.1 million ounces silver, at a .01 opt cut–off grade. Mineralization remains open to the south and east and additional drilling will be required to advance the present deposit to a reserve.

Work Program

The work proposal for the La Bolsa Property calls for detailed ground geophysics in the deposit area to continue tracing the known mineralization along strike and to depth. Continued surface sampling, a 50 hole drilling program including diamond and reverse circulation drilling, bulk density tests, metallurgical testwork, engineering studies, and economic studies were all proposed for the property. Allowance was made for geological mapping of the property as well as for prospecting and geochemical sampling of potential target areas.

Detailed exploration is required at the La Bolsa Property to bring the project to the pre–feasibility stage. This will entail infill, diamond and reverse circulation drilling, and surface channel sampling to enable upgrading of resources to the measured or indicated category for pre–feasibility purposes. Systematic check assays, bulk density testing, geostatistical analysis of the assay database, preliminary mining studies, ongoing metallurgical testwork, and economic evaluations will be required and have been provided for in the proposal.

Additional work on the resource area was suspended over the last several years pending an increase in gold prices or a substantial cash influx. As a result in the recent increase in gold prices and the Company's financing activities, an exploration program was carried out in 2003 to advance the La Bolsa property to a feasibility study. The drilling program completed in 2003 included drilling of 23 coreholes for 2,085 metres, and 11 RC holes for 1,838meters. Exploration continues on the La Bolsa property in 2004 with additional step-out and infill drilling, metallurgical test work and scoping-prefeasibility study. The 2004 budget for La Bolsa is presented below.

The following table sets out the proposed 2004 exploration and development budget on the La Bolsa property.

La Bolsa Project 2004 Budget			
Drilling			
Total # of holes planned (core)	20		
Total # of holes planned (RVC)	35		
Total meters planned core:	3500		
Total meters planned RVC:	2000		
Total # of days for completion:	180		
Total hours road construction (includes 15 hrs of main road cleanup):	110		
		Unit Cost	Total Cost
All inclusive drill costs (per meter - Includes assays and drill supplies)		$100	$350,000
All inclusive drill costs (per meter - Includes assays and drill supplies)		$50	$100,000
Engineering and Metallurgical studies		$1,000	$180,000
Road construction (per hour)		$65	$7,150
Field Geologists (2 - per day)		$700	$126,000
Geologist - geologic compilation (per day)		$350	$31,500
Tech (per day)		$100	$18,000
Samplers (2 - per day)		$40	$7,200
Camp supplies/Travel (per day)		$150	$27,000
Subtotal			$846,850
Contingency		10%	$84,685
Total cost for project			**$931,535**

Northern Sonora Projects: Description and Location

Following the initial success on the La Bolsa discovery, the Company staked eight additional concessions expanding the Northern Sonora Property to its present size. Work on these additional concessions during the period from 1996 through 2001 included regional and detailed geologic mapping, extensive geochemical sampling programs, and an airborne geophysical survey. This comprehensive exploration effort resulted in the discovery of eight additional gold–silver mineralized systems and two porphyry copper related base metal systems.

The El Malacate Property located in the central portion of the Northern Sonora Property was explored from 2001 through the end of 2003 and written off at year end 2003.

History of Property

Portions of the Los Adobes and El Ruido concessions have been outlined (approximately 35 square kilometres) and were incorporated into a joint venture agreement with Placer Exploration Mexico Ltd. ("Placer"), a subsidiary of Placer Dome Exploration Inc. ("Placer Dome"), dated December 21, 2001. This area, which comprises six separate target areas, is referred to as the El Malacate Property. No evidence of any historical activity is apparent and the six target areas were discovered by Company geologists over the past several years. During 2002, Placer Dome reimbursed $521,043 (US$327,714) to the Company for exploration activities in 2002, including completion of 1,500 meters of drilling in nine widely spaced RC drill holes. Subsequent to completing the initial drilling program, Placer notified the Company that it was terminating the option agreement. Consequently, the property has reverted to the Company. Additional drilling of 24 holes in 2003 (19 RC holes totalling 3010 meters and 5 core holes totalling 670 meters) included drilling in additional areas untested by Placer Dome, failed to enhance the mineralization encountered in previous drilling and the prospect was written off at year end.

Ownership

The concessions were staked on behalf of, and are 100% controlled by Minera. Surface rights to the area belong to various ranchers. An agreement (the "Milner Agreement") was signed in May 2000 with Fred Milner ("Milner"), covering the area of his Los Adobes Ranch that encompasses 7,492 hectares and includes the El Malacate, La Matanza, La Dura, La Verde, El Tapon, and Picacho Alto prospects. The agreement provides for surface rights for exploration, development, and mining within his property, in return for an annual payment of US$10,000, compensation of US$350,000 for the first mine to go into production on his property and US$250,000 for any other mines that go into production on his property. A second surface rights agreement was completed for the remaining area encompassing the El Malacate Property. This agreement, referred to as the Maldanado property agreement, is similar to the Milner Agreement, with the initial annual rental payment of $5,000 having been made in 2001, but with the exception that there is no lump sum payment for the construction of a mine.

Geology and Mineralization

The geologic setting of the Northern Sonora Property consists of Tertiary intermediate to felsic flows and tuffs overlying a diverse package of conglomerate, sandstone, siltstone, and thinly layered limestones with interspersed intermediate volcanic flows and tuffs. The entire area is believed underlain by Mesozoic metavolcanic and metasedimentary units. The structural regime is dominated by an older series of northeast trending structures cut by a later series of northwest trending horsts and grabens. Gold mineralization is localized at the edges of several circular features, which are interpreted as related to Tertiary volcanism. There is an earlier mineralizing event, primarily containing silver with accessory base metals and gold, which is emplaced along the older set of northeast trending structures.

Mineralized systems include the El Malacate gold system, and the La Dura, Real Viejo, Santa Juliana, La Verde, El Tapon, and Picacho Alto and Planchas de Plata prospects which are dominantly silver–lead–zinc ±gold systems. These are confined to ENE trending structural zones occurring within Jurassic to Cretaceous felsic volcanics. These systems vary in size from 500 to 2,000 metres strike length and veins within them contain silver grades up to 1,865.2 grams per tonne (54.4 opt).

The Alcaparroso, Agua Caliente, El Fiero and La Recompensa targets are large porphyry related base–metal (Cu–Mo–Zn–Pb) targets located within the eastern and southern portions of the claim block. Alteration at each of these systems includes square kilometres comprised of strong iron oxides, sericitic and argillic alteration, and scattered quartz tourmaline stockworks in Jurassic to Cretaceous felsic volcanics. Intruding the project area are a series of rhyolite, granodiorite, and diorite dikes and plugs. Approximately 190 samples have been collected yielding values up to 38,000 ppm Cu, 370 ppm Mo, 400 ppm Pb, and 500 ppm Zn.

Exploration Activity

Between April and October 1996, the Company contracted Altar Resources (an independent consulting firm located in Tucson, Arizona) to produce a reconnaissance geological map of the Northern Sonora Property and to sample possible mineralized areas. The area examined covered approximately 110 square kilometres, and 126 rock samples were collected. Six of the samples contained between 1.0 and 7.0 g/t gold, while 76 samples (60% of total) were anomalous in one or more elements.

Additional geological mapping and geochemical sampling has been completed over an area exceeding 150 square kilometres to the east of the La Bolsa Property. Eight major areas of anomalous gold mineralization were identified and are being evaluated through comprehensive exploration programs. Exploration is being expanded to include completion of additional drilling programs leading to a pre–feasibility decision.

Results from a helicopter–borne magnetic, radiometric and electromagnetic survey, including colour aerial photography, covering more than 90,000 hectares of the combined La Reserva/El Correo, Northern Sonora and Oro Blanco Properties, were evaluated during 1998. The purpose of this survey was to assist with mapping lithology, structure, alteration and potential mineralized zones. The Company also evaluated the results of a detailed ground geophysics study, including magnetic and VLF electromagnetic surveys, and an induced polarization / resistivity survey for the combined purposes of drill target definition and as an orientation survey for the La Bolsa and La Reserva/El Correo Properties.

Work in 2003 included drilling of 24 additional holes (19 RC and 5 core, totalling 3680 meters) within the El Malacate project area. This drilling did not significantly enhance the mineralization encountered in previous drilling and the prospect was written off at year end. At the La Dura silver prospect the Company completed 5 RC holes totalling 640 meters and additional drilling is planned for 2004. Additional drilling completed in 2003 included 3 RC holes, totalling 288 meters on the Agua Caliente gold-copper prospect and 3 RC holes, totalling 640 meters on the Alcaparrosa porphyry copper prospect. Results from these programs are still being evaluated.

Nearby historic mining activity, with the most extensive workings found in areas of previous silver mining include those at La Dura Mine, Real Viejo Mine, Santa Juliana Mine, and La Recompensa Mine. Hundreds of smaller workings have also been encountered throughout the property. There are no historic records in regard to these workings and only the La Recompensa Mine has been recorded on existing maps.

Work Program

The information in the following table is a summary of the estimated costs for the proposed work program for the La Dura and Real Viejo prospects for the period January through December 31, 2004:

Real Viejo/ La Dura Project 2004 budgets		
Drilling		
Total # of holes planned (Core & RVC)	30	
Total meters planned:	3500	
Total # of days for completion:	65	
Total hours road construction:	90	
	Unit Cost	Total Cost
All inclusive drill costs (per meter - Includes assays and drill supplies)	$80	$280,000
Assays (rock-chip and soil ~ 600)	$20	$12,000
Road construction (per hour)	$65	$5,850
Field Geologists (2 - per day)	$700	$45,500
Geologist - geologic compilation (per day)	$350	$11,375
Tech (per day)	$100	$6,500
Samplers (2 - per day)	$40	$2,600
Camp supplies/Travel (per day)	$150	$9,750
Subtotal		$373,575
Contingency	10%	$37,358
Estimated Budget for 2004 Real Viejo/La Dura projects		**$410,933**

The proposed 2004 exploration budget is presented below for the newly acquired Anita Claim (Planchas De Plata silver district, located adjacent to the Northern Sonora Property.

Planchas De Plata Project (Anita Claim) 2004 budget			
Drilling			
Total # of holes planned (Core):	10		
Total # of holes planned (RVC):	20		
Total meters planned (Core):	150		
Total meters planned (RVC):	2500		
Total # of days for completion:	100		
Total hours road construction (Includes 30 hrs main road cleanup):	100		
		Unit Cost	Total Cost
Core drill costs (includes drill supplies)		$90	$13,500
RC drill costs (includes drill supplies)		$40	$100,000
Assays rock chip and soil ~ 1000		$20	$20,000
Road construction (per hour)		$65	$6,500
Field Geologists (2 - per day)		$700	$70,000
Geologist - geologic compilation (per day)		$350	$17,500
Tech (per day)		$100	$10,000
Samplers (2 - per day)		$40	$4,000
Camp supplies/Travel (per day)		$150	$15,000
Subtotal			$256,500
Contingency		10%	$25,650
Estimated Budget for 2004 Planchas de Plata project			**$282,150**

OTHER PROPERTIES

The Company has interests in other mineral properties in Mexico covering more than 24,000 hectares. The following summaries briefly describe two of the Company's Mexican properties in which the Company has an interest. The properties described below have not been advanced sufficiently to have a material impact on the Company's portfolio of properties.

La Reserva/El Correo Property

The La Reserva/El Correo Property forms a contiguous block of claims and comprises the southern half of the Northern Sonora Property in the state of Sonora, Mexico. The claims are centred at approximate coordinates 30 degrees, 50 minutes north latitude, 111 degrees, 10 minutes west longitude, located immediately south of the United States border. The centre of the property lies about 25 kilometres southwest of the border city of Nogales and 120 kilometres SSW of Tucson, Arizona. The property is accessible by four wheel drive vehicle from Nogales by proceeding south on Highway 15 for 15 kilometres, then west for about 8 kilometres along a partly paved two lane road and then by a network of good to very rough gravel roads to various locations in the sector. The city of Nogales has all modern conveniences and a potential work force. Exploration and mining equipment and supplies can be imported to Nogales from nearby Tucson.

The La Reserva/El Correo Property consists of the five exploration concessions (recently reduced in area) described below in the following table, comprising a total of approximately 5,335 hectares:

La Reserva/El Correo Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Alcaparroso*	221169	608	December 2, 2053
Tio Flaco*	221168	708	December 2, 2053
Agua Caliente*	221170	495	December 2, 2053
El Correo	217446	2,718	July 15, 2052
Cadena de Oro	205198	366	July 7, 2003
El Durazno	212967	440	February 19, 2007
Total Area		5,335	

* Exploitation titles replacing Exploration title 202980 La Reserva Fraccion 1.

San Antonio Property

The San Antonio Property is located some 120 km SSE of the city of Zacatecas, Mexico, in the municipality of Villa Hidalgo, Zacatecas. The project lies close (12 km northwest) to the historic mining district of Pinos, that from 1894 to 1934 produced approximately 200,000 oz gold and 5 M oz silver from veins and mantos within Cretaceous limestone sequences.

The San Antonio Property consists of eight concessions totalling some 817 hectares. The La Laguna concession was bid on and awarded to Minera during the course of the year 2000. The concessions are detailed in the following table:

San Antonio Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Gran Maria 1	208071	251.36	August 25, 2004
Gran Maria 1 Fraccion I	208072	32.30	August 25, 2004
Gran Maria Fraccion III	208073	17.83	August 25, 2004
Gran Maria 2	208181	44.35	August 31, 2004
Gran Maria 5	207501	48.24	June 24, 2004
Gran Maria 6	210695	108.00	November 17, 2005
La Laguna	213046	314.79	March 1, 2007
La Laguna Fraccion A	213046	0.34	March 1, 2007
Total Area		817.21	

Other Interests In Properties

The Company also has interests in the Gutsy/Buckskin Mountain Properties, Nevada, U.S.A., the Clear Property, Nevada, U.S.A., the Dottie Property, Nevada, U.S.A., the Oro Blanco Property, Arizona, U.S.A. and the Dubuisson Property, Val d'Or, Québec. The Company's interest in the Dubuisson Property consists only of a 2% net royalty interest.

Gutsy/Buckskin Mountain Properties, Nevada, U.S.A.

The Gutsy/Buckskin Mountain Properties consist of 82 claims located 29 kilometres south of the town of Carlin in sections 8, 16, 18, 4, 20, T32N, and R53E of Elko County, Nevada, approximately 9,000 feet northwest of Newmont Mining Corporation's Rain gold mine. Access to the property is by a combination of paved and gravel roads. The Gutsy Property consists of 62 mining claims which were optioned by the Company under the NMP/Hecla Agreement described above. The Buckskin Mountain Property consists of 20 mining claims which were the subject of an option agreement dated November 15, 1994 (the "Bailey Associates Option Agreement") between the Company and Bailey and Associates, a company controlled by Mark Bailey, the President and Chief Executive Officer of the Company. Bailey and Associates has transferred title of the Buckskin Mountain Property to the Company pursuant to the Bailey Associates Option Agreement, and the Company is required to pay the annual claim maintenance fees to keep the claims in good standing.

The properties lie within the Carlin gold belt. Exploration on the Gutsy/Buckskin Mountain Properties has included geological mapping, geochemical sampling and one reverse circulation drill hole by a previous owner in 1985. Exploration by Santa Fe Pacific Gold Corporation ("Santa Fe") has included additional mapping, sampling, geophysical surveys and the drilling of three deep reverse circulation holes.

Results from geological mapping and geochemical sampling on these properties have defined and prioritized several drill targets. The Company continues to seek a partner to advance this project, and will drill test these targets in 2003, with or without a partner.

Gold mineralization within the Carlin trend is sediment hosted and structurally controlled. Mineralization in the nearby Rain mine is hosted by clastic sedimentary rocks of the Mississippian age lower Webb Formation, near the unconformable contact with the underlying Devonian age Devils Gate Limestone. A major northwest-striking structural zone controls the location of mineralization within these overlap assemblage rocks of the Antler Sequence. The Gutsy prospect lies along the trend between the Rain deposit and the other main deposits defining the Carlin trend.

The proposed 2004 exploration budget for 2004 for the Gutsy/Buckskin Property is presented below.

Gutsy Project		Unit Cost	Total Cost
Drilling			
Total # of holes planned (Core):	3		
Total meters planned:	2000		
Total # of days for completion:	30		
Total hours road construction:	30		
All inclusive drill costs (per meter - Includes assays and drill supplies)		$125	$250,000
Road construction (per hour)		$90	$2,700
Field Geologist (per day)		$400	$12,000
Geologist - geologic compilation (per day)		$350	$10,500
Lodging/Food/Travel (per day)		$120	$3,600
Subtotal			$278,800
Contingency		10%	$27,880
Estimated Budget for 2004 Gutsy project			$306,680

Clear Property, Nevada, U.S.A.

The Clear Property consists of three groups of unpatented mining claims, totalling 94 claims located in Pershing County, Nevada. Access to the property is by an upgraded paved and gravel road approximately 14 miles south of Winnemucca, Nevada. Of the claims, 17 are optioned by the Company under the NMP/Hecla Agreement, 40 were staked by the Company and 37 were acquired by the Company from Cominco. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incurring exploration expenditures of US $150,000 by April 1, 2001. As at December 31, 2003, annual royalty payments of US$105,000 had been paid. The Company has the right to terminate the lease agreement on thirty days written notice to the owner.

Previous exploration work on the Clear Property has delineated a small reserve of 20,000 tons with an average grade of .189 opt gold. Geological mapping, geochemical sampling and drilling programs were completed between the periods 1986 through 1990. During 1996 a mapping, sampling and geophysical survey was completed by Cominco Ltd. of the claims previously held by it.

The claim block is underlain by Cambrian Harmony Formation, Ordovician Valmy Formation in thrust contact and over limited exposures of Pennsylvanian Havallah Formation and Cretaceous diorite and felsic intrusives. The main mineralizing controls on the property are a series of N30E trending thrust sheets and NW trending range front normal faults. Extensive jasperoid with gold mineralization has been the focus of previous exploration efforts.

The Clear Property represents a partially explored prospect with strongly mineralized but narrow gold values. Further geologic, geochemical and drilling is recommended to complete evaluation of this property. Results from geological mapping and geochemical sampling on this property, as well as from a geophysical survey, have defined and prioritized drill targets. The Company commenced drilling on this property in November 1997. Results identified widespread gold mineralization, including 30 metres averaging .86g/t, and 7.6 metres averaging 1.9g/t gold. The Company expended the required $100,000 and received title to the Clear Property from Hecla.

The proposed 2004 exploration budget for the Clear Property is presented below.

Clear Project 2004 budget			
Drilling			
Total # of holes planned (RVC):	15		
Total meters planned:	2000		
Total # of holes planned (core)	5		
total meters core planned	875		
Total # of days for completion:	30		
Total hours road construction:	30		
		Unit Cost	Total Cost
All inclusive drill costs (per meter - Includes assays and drill supplies)		$45	$90,000
All inclusive drill costs (per meter - Includes assays and drill supplies)		$100	$87,500
Road construction (per hour)		$90	$2,700
Field Geologist (per day)		$400	$12,000
Geologist - geologic compilation (per day)		$350	$10,500
Lodging/Food/Travel (per day)		$120	$3,600
Subtotal			$206,300
Contingency		10%	$20,630
Estimated Budget for 2004 Clear project			$226,930

Dottie Property, Nevada, U.S.A.

The Dottie claim block is located at the south end of the Bull Run Mountains of Elko County. Access from Elko is along State Highway 225 for 28 miles to State Highway 226, then approximately 30 miles to the Spanish (Ellison) Ranch turnoff. A gravel road passes through the ranch compound and continues some four miles to the claims. The Property consists of 24 mining claims and was optioned by the Company under the NMP/Hecla Agreement.

In 1998, the Company entered into an agreement to acquire mineral rights adjacent to the Dottie property by making annual minimum advance payments of US $10,000 beginning September 1, 2000. The vendor retains a 2% NSR on minerals produced from the 25 claims covered by the agreement. The Company has the right to terminate the agreement at any time provided that if termination occurs after July 15 of any year, the Company is obliged to pay any State and Federal fees due by August 31 of that year.

The Dottie Property was discovered in 1982 and throughout the 1980s mapping, sampling and drilling work was undertaken on the property. The property covers a series of Oligocene to Miocene lithic tuffs, volcaniclastics, ash flows and andesite flows capped by siliceous sinter. Previous drill results have discovered gold anomalous sinters and high angle silicified zones.

The initial drilling program on this property was completed during the first quarter of 1998. Results from first phase drilling intercepted favorable geology and structures with anomalous gold values. The Company expended the required US $100,000 and has applied for title from Hecla. Results from geological mapping and geochemical sampling on this property have defined and prioritized drill targets.

The Company has prepared an exploration budget for 2004 for the Dottie property in Nevada. The Dottie property was written off as of year end December 31, 2003 due to lack of activity on the project for the past three years. The Company will drill test the target prior to the annual rental payments due by September 1, 2004.

Proposed 2004 exploration budget Dottie property

Dottie Project		Unit Cost	Total Cost
Drilling			-
Total # of holes planned (Core):	4		
Total meters planned:	1500		
Total # of days for completion:	30		
Total hours road construction:	20		
All inclusive drill costs (per meter - Includes assays and drill supplies)		$100	$150,000
Road construction (per hour)		$90	$1,800
Field Geologist (per day)		$400	$12,000
Geologist - geologic compilation (per day)		$350	$10,500
Lodging/Food/Travel (per day)		$120	$3,600
Subtotal			$177,900
Contingency		10%	$17,790
Estimated Budget for 2004 Dottie project			$195,690

NUMBER OF EMPLOYEES

As at December 31, 2003, the Company had a total of 20 employees and consultants working for the Company. None of the Company's employees belong to a union or are subject to a collective agreement.   The Company considers its employee relations to be good.

BANKRUPTCY, RECEIVERSHIP OR OTHER SIMILAR PROCEEDINGS

There have been no bankruptcy, receivership or other similar proceedings against the Company or any of its subsidiaries within the three most recently completed financial years or the current financial year.

COMPETITION

The Company competes with other mining companies for the acquisition of mineral claims, permits, concessions and other mineral interests as well as for the recruitment and retention of qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Company may be unable to acquire attractive gold mining properties on terms it considers acceptable.

RISK FACTORS

The Company's securities should be considered a highly speculative investment and investors should carefully consider the following information about these risks, together with other information contained herein. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly.

Risks of Exploration and Development

All of the properties in which the Company has an interest or the right to earn an interest, except for the Dubuisson Property, which has been disposed of by the Company save for a 2% NSR on the property (see "Narrative Description of the Business – Overview"), are in the exploration stages only and are without a known body of commercial ore. As an exploration company, the Company has a history of losses.   The level of profitability of the Company in future years will depend to a great degree on precious and base metal prices and whether any of the Company's exploration stage properties can be brought into production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.

Development of the Company's properties will only follow upon obtaining satisfactory results. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long–term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

It is impossible to ensure that the current and future exploration programs and or feasibility studies on the Company's existing mineral properties will establish reserves. Whether an ore body or a tailings deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations as well as political and economic risks associated with developing nations. The Company may be subject to liability for pollution or against other hazards against which it cannot insure or against which it may elect not to insure.

The development of mineral properties is affected by many factors, some of which are: the cost of operations; variations in the grade of ore; fluctuations in metal markets; costs of extraction and processing equipment; and government regulations, including without limitation, regulations relating to royalties, allowable production, importing and exporting of minerals, foreign exchange and environmental protection. Depending on the price of minerals, the Company may determine that it is impractical to commence or, if commenced, continue commercial production.

Operating Hazards and Risks

Mineral exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage. The Company currently maintains the following insurance coverage against operating hazards: (a) foreign liability coverage for Minera, and Minera Dolores in the amount of US$2,000,000 per occurrence/US$8,000,000 aggregate (deductible of $2,500 per occurrence); and (b) commercial package insurance including US$2,000,000 comprehensive general liability insurance for the Company's Canadian and U.S. operations (US$2,500 deductible and subject to a health hazard exclusion and a pollution exclusion), and US$97,500 (US$1,000 deductible) insurance for the Company's office contents located at its Reno, Nevada office. The Company may become subject to liability for pollution, cave–ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

Fluctuating Prices

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base metals such as gold and silver. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of the Company's exploration projects, cannot accurately be predicted.

Environmental Factors

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non–compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that changes in environmental regulation, if any, will not adversely affect the Company's operations.

Competition

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future.

Potential Defects in Title to Properties

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested. The Company is not aware of challenges to the location or area of any of its mining concessions and unpatented mining claims. There is, however, no guarantee that title to the Company's claims and concessions will not be challenged or impugned in the future.

Political and Economic Instability

Most of the Company's exploration and development activities occur in Mexico and, as such, the Company may be affected by possible political or economic instability in this country. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico, or in the U.S.A. or Canada (where the Company has secondary property interests) may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Financing Risks

The Company's current operations, other than the royalty interest in the Dubuisson Property, have not generated any cash flow. Any work on the Company's principal properties may require additional equity financing. If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. Although the Company has successfully raised funds in recent years through share and warrant issuances, there is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing exploration properties. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's potential interest in certain properties.

No Known Reserves; Uncertainty of Mineral Resource Estimates

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered "resources" or "reserves." The Company has not defined or delineated any proven or probable reserves on any of its properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

Although the Company has assessed the mineral resource estimates presented herein and believes that the methods used to estimate such mineral resources are appropriate, such figures are estimates. As well, estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of minerals will be realized. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period. Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects.

Conflicts of Interest

Certain officers and directors of the Company may be or become associated with other natural resource companies that acquire interests in mineral properties. Mark H. Bailey, President, Chief Executive Officer and a director of the Company, is President of Mark H. Bailey & Associates LLC ("Bailey Associates"), Consulting Geologists, located in Reno, Nevada and is a director of other publicly listed natural resource companies. Bailey Associates' clients do not directly compete with the Company for properties, financing, equipment, or personnel. Any conflicts which may arise will be dealt with as disclosed below.

Tench C. Page, Vice President, Exploration, of the Company, is a principal of Sierra Timber and Gold Corp. ("Sierra Timber"), a provider of geological consulting services, located in Reno, Nevada. Sierra Timber's clients do not directly compete with the Company for properties, financing, equipment, or personnel. There are currently no conflicts of interest between Mr. Page serving as Vice President, Exploration, of the Company while continuing to act as principal of Sierra Timber. Any conflicts which may arise will be dealt with as disclosed below.

Paul C. MacNeill, Corporate Secretary and a director of the Company, is a securities lawyer, with other clients involved in mineral exploration and development, and is a director and officer of other publicly listed natural resource companies. Mr. MacNeill is also the President of P. MacNeill Law Corporation, which provides legal services to the Company. None of Mr. MacNeill's exploration and development clients compete directly with the Company for properties, financing, equipment, or personnel. Any conflicts which may arise will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Dependence on Key Management Employees

The nature of the Company's business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development to date has depended, and in the future will continue to depend, on the efforts of its key management figures, such as Mark H. Bailey. Loss of Mark H. Bailey could have a material adverse effect on the Company. The Company does not maintain key–man life insurance on any of its key management employees.

Dependence on Consultants and Engineers

The Company has relied and may continue to rely upon consultants, engineers and others for exploration expertise and intends to rely on consultants for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration infrastructure at any site chosen for exploration. No assurance can be given that minerals will be extracted or discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Compliance with Environmental and Government Regulation

Operations of the Company require permits from various foreign, federal, state, provincial and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs as a result of the need to comply with applicable laws, regulations and permits. Permits and studies may be necessary prior to operation of the exploration properties in which the Company has interests and there can be no guarantee that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. To the best of the Company's knowledge, the Company is in compliance with all material current laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in development or abandonment of new mining properties.

The Company's mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company's mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new mining activities in other provinces, states or foreign countries, or significantly expands its existing mining operations, the Company may be required to obtain pre–construction environmental and land use review and to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

Dilution

The Company has a number of outstanding stock options. If and when these are exercised, the issued and outstanding capital of the Company may be increased, thus diluting shareholder interests in the Company.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth and summarizes certain of the Company's financial information on a consolidated basis for the last three fiscal years, prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP, as applied to the Company, materially differs from United States generally accepted accounting principles ("U.S. GAAP"), as set forth in Note 9 to the Consolidated Financial Statements of the Company. This financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition. The Company's Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001 have been audited by BDO Dunwoody LLP.

Selected Consolidated Financial Information

All in Canadian $ in thousands except Loss per Share and Common Shares issued	As of Dec. 31, 2003 and the 12 Months Then Ended	As of Dec. 31, 2002 and the 12 Months Then Ended	As of Dec. 31, 2001 and the 12 Months Then Ended
Operating Revenues	—	—	—
Working Capital	58,315	8,641	422
Interest Income	557	182	17
Loss from Operations	(4,888)	(2,886)	(1,302)
Net Loss	(4,757)	(2,754)	(1,282)
Loss per Share – Basic and Diluted	(0.15)	(0.11)	(0.07)
Total Assets	104,248	45,900	30,835
Net Assets	103,214	45,004	30,720
Total Liabilities	1,034	896	115
Share Capital	117,381	56,793	42,013
Common Shares Issued	36,121,841	28,411,737	20,233,250
Dividends Declared	—	—	—

The following table sets forth and summarizes selected consolidated financial information of the Company for the last eight financial quarters, prepared in accordance with Canadian GAAP. Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 9 to the Consolidated Financial Statements of the Company. This financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the respective quarterly and annual consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition pertaining to the eight financial quarters.

Selected Consolidated Financial Information

All in Canadian $ in 1,000's except Loss per Share and Common Shares Issued	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002
Operating Revenues	–	–	–	–	–	–	–	–
Working capital	58,315	20,026	21,740	24,251	8,641	9,051	10,516	804
Interest Income	127	131	198	101	46	89	46	1
Loss from Operations	(1,895)	(1,340)	(652)	(1,001)	(1,313)	(433)	(820)	(320)
Net Loss	(2,211)	(991)	(480)	(1,075)	(1,285)	(302)	(836)	(331)
Loss per Share – Basic and Diluted	(0.06)	(0.03)	(0.02)	(0.04)	(0.05)	(0.01)	(0.04)	(0.02)
Total Assets	104,248	64,528	62,347	62,138	45,900	43,780	42,723	31,670
Net Assets	103,214	63,536	61,090	61,326	45,004	42,874	42,317	31,410
Total Liabilities	1,034	992	1,257	812	896	906	406	260
Share Capital	117,381	75,492	74,434	74,190	56,793	54,710	53,851	43,034
Common Shares Issued	36,121,841	31,901,841	31,318,662	31,217,432	28,411,737	26,985,149	26,299,740	20,931,305
Dividends Declared	–	–	–	–	–	–	–	–

Dividend Record and Policy

We have not paid any dividends since incorporation. We intend to retain earnings to finance the growth and development of our business and do not intend to pay dividends on our common shares in the immediate future. The payment of dividends in future will depend, among other factors, on our earnings, capital requirements, and operating and financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the section entitled "Management's Discussion and Analysis of Operating Results" set out at pages 6 to 10 of the Company's 2003 Annual Report, which has been previously SEDAR–filed and is incorporated by reference in this AIF.

MARKET FOR SECURITIES

The Company's common shares are listed and posted for trading on the TSX under the stock symbol "MFL", and on the AMEX under the symbol "MFN".

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position held with the Company, office, principal occupation and number of shares owned by each of the directors and executive officers of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at May 3, 2004. Each director is elected by the shareholders at the annual general meeting and holds office until our first annual general meeting following the director's election or appointment. Each officer holds office at the pleasure of our board of directors.

Directors and Officers

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Mark H. Bailey Bellingham, Washington, U.S.A.	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	425,700
Paul C. MacNeill West Vancouver, British Columbia	Director and Corporate Secretary	Barrister and Solicitor	396,100
James M. Dawson[1] Richmond, British Columbia	Director	President, Dawson Geological Consulting Ltd., a geological consulting company	15,000
H. Leo King[1] Vancouver, British Columbia	Director	President, International Barytex Resources Ltd., a mining company	10,000

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Robert L. Leclerc[1] Henderson, Nevada U.S.A.	Director	Business Consultant	140,000
Tench C. Page Reno, Nevada U.S.A.	Vice–President, Exploration	Vice–President, Exploration of the Company	382,000
Jon Morda Toronto, Ontario	Chief Financial Officer	Chief Financial Officer of the Company	400

(1)   Member of the Audit Committee.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years except for: Paul C. MacNeill who, prior to November 2002, was a partner with the Vancouver law firm of Campney & Murphy, Barristers & Solicitors; H. Leo King who, prior to 2001, was the General Manager for International Barytex Resources Ltd., a mining company; Robert L. Leclerc who, prior to February 2003 was the Chairman and CEO of Echo Bay Mines Ltd., a mining company; and Jon N. Morda, who prior to April 2002, was the Vice-President and Chief Financial Officer of Geomaque Explorations Ltd., a mining company.

Shareholdings of Directors and Officers

To the best of our knowledge as at May 3, 2004, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 1,369,200 common shares (not including common shares issuable upon the exercise of stock options) representing 3.75% of our then outstanding common shares.

Committees of the Board of Directors

The Company's board of directors has only one committee - an Audit Committee (currently comprised of directors Robert L. Leclerc, James Martin Dawson and H. Leo King). The members of the Audit Committee do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the directors. Their appointments are not subject to any specific terms of reference.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the Management Discussion and Analysis, and undertakes other activities required by regulatory authorities.

Corporate Cease Trade Orders or Bankruptcies

To the best of the Company's knowledge, no director or officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or within the 10 years before the date of this AIF, has been a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the best knowledge of the Company, no penalties or sanctions have been imposed on a director or officer of the issuer, or a shareholder holding a sufficient number of securities of the Company to affect control of the Company, in relation to Canadian securities legislation or by a Canadian securities regulatory authority, or by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the best knowledge of the Company, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, or a personal holding company of any such persons, has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

To the best knowledge of the Company, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, or a personal holding company of any such persons, has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

To the best of the Company's knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its directors, officers or other members of management of the Company, except that certain of the directors, officers, and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the *Business Corporations Act* (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ADDITIONAL INFORMATION

When the securities of the Company are in the course of a distribution pursuant to a preliminary short form prospectus, or a short form prospectus, copies of the following documents may be obtained upon request from our Corporate Secretary, Paul C. MacNeill:

(1)   the Company's AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(2)   the comparative financial statements of the Company for our most recently completed financial year for which financial statements have been filed together with the accompanying auditor's report and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

(3)   one copy of the Company's Management Proxy Circular in respect of our most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(4)   one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (1), (2) or (3) above.

At any other time, one copy of any documents referred to at paragraphs (1) to (4) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Company's Management Proxy Circular for the annual general meeting to be held on June 10, 2004. Additional financial information is provided in the Company's comparative financial statements and notes thereto for the year ended December 31, 2003.

EXHIBIT 2

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars)
For the years ended December 31, 2003 and 2002

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars)
For the years ended December 31, 2003 and 2002

Contents

Auditors' Report

To the Shareholders of
Minefinders Corporation Ltd.

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. (an Exploration Stage Company) as at December 31, 2003 and 2002 and the Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

"*BDO Dunwoody LLP*"

Chartered Accountants

Vancouver, Canada
March 12, 2004

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

December 31	2003	2002
Assets		
Current		
Cash and cash equivalents (Note 2)	$ **59,221** $	9,372
Receivables	**36**	36
Prepaid expenses	**92**	129
	59,349	9,537
Mineral properties and deferred exploration costs (Note 3)	**44,754**	36,232
Equipment (Note 4)	**145**	131
	$ **104,248** $	45,900
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ **1,034** $	896
Shareholders' equity		
Capital stock (Note 5)	**117,381**	56,793
Contributed surplus (Note 8)	**4,637**	2,258
Deficit accumulated in the exploration stage	**(18,804)**	(14,047)
	103,214	45,004
	$ **104,248** $	45,900

Approved by the Board of Directors:

_____ Director

_____ Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

3

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
(Expressed in thousands of Canadian Dollars, except per share data)

For the years ended December 31	2003	2002	2001
Administrative costs			
Accounting and auditing	$ **200** $	127 $	76
Amortization	**16**	5	1
Consulting (Note 8)	**1,105**	815	178
Corporate relations	**745**	409	61
Legal	**420**	310	180
Office services and expenses	**424**	245	165
Shareholder reports and filing fees	**413**	93	89
Travel	**86**	116	50
	3,409	2,120	800
Other operating items			
Write-off of mineral properties and deferred exploration costs	**1,479**	766	502
Loss from operations	**(4,888)**	(2,886)	(1,302)
Investment and other items			
Foreign exchange (loss) gain	**(425)**	(53)	2
(Loss) gain on sale of assets	**(1)**	3	-
Interest income	**557**	182	17
Net loss for the year	**(4,757)**	(2,754)	(1,283)
Deficit accumulated in the exploration stage, beginning of year	**(14,047)**	(11,293)	(10,010)
Deficit accumulated in the exploration stage, end of year	$ **(18,804)** $	(14,047) $	(11,293)
Loss per share – basic and diluted	$ **(0.15)** $	(0.11) $	(0.07)
Weighted average shares outstanding	**31,491,892**	25,280,665	19,129,452

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

For the years ended December 31		2003		2002		2001
Cash flows from operating activities						
Net loss for the year	$	**(4,757)**	$	(2,754)	$	(1,283)
Items not involving cash						
Amortization		**16**		5		1
Loss (gain) on sale of asset		**1**		(3)		-
Write-off of mineral properties and						
deferred exploration costs		**1,479**		766		502
Stock option compensation		**851**		573		-
Net change in non-cash working						
capital balances						
Receivables		**-**		(15)		(3)
Prepaid expenses		**37**		(88)		(37)
Accounts payable and accrued liabilities		**138**		126		(109)
		(2,235)		(1,390)		(929)
Cash flows from investing activities						
Mineral properties and exploration costs		**(8,386)**		(4,393)		(1,523)
Purchase of equipment		**(118)**		(106)		(1)
Proceeds from disposal of capital assets		**-**		7		-
		(8,504)		(4,492)		(1,524)
Cash flows from financing activities						
Net proceeds on issuance of common shares						
and subscriptions received		**60,588**		14,779		1,964
Increase (decrease) in cash		**49,849**		8,897		(489)
Cash and cash equivalents, beginning of year		**9,372**		475		964
Cash and cash equivalents, end of year	$	**59,221**	$	9,372	$	475
Supplemental Information						
Interest and taxes paid	$	**-**	$	-	$	-
Non-cash investing and financing activities:						
Amortization of equipment included in						
deferred exploration costs	$	**87**	$	41	$	23
Stock option compensation (Note 8)	$	**2,379**	$	2,258	$	-
Issuance of common shares for share						
issuance costs	$	**-**	$	-	$	50

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
and Deferred Exploration Costs
(Expressed in thousands of Canadian Dollars)

For the years ended December 31	2003	2002	2001
Mineral properties	$ 182	$ 203	$ 195
Deferred exploration costs			
Assaying	888	370	97
Amortization	87	41	23
Communication and delivery	140	64	59
Drilling and trenching	3,716	2,267	-
Environmental	31	1	13
Geophysical surveying and mapping	85	66	13
Legal: mineral properties	42	28	9
Licenses and recording fees	540	613	453
Metallurgical	201	4	-
Engineering/feasibility study	278	21	4
Road building	161	55	12
Supplies	201	133	40
Taxes	379	388	112
Technical and professional services	1,351	1,217	582
Other non-cash professional services (Note 8)	1,528	1,685	-
Travel	191	140	46
	9,819	7,093	1,463
Gross mineral properties and deferred exploration costs	10,001	7,296	1,658
Less: costs paid by joint venturer	-	(521)	-
Mineral properties and deferred exploration costs during the year	10,001	6,775	1,658
Balance, beginning of year	36,232	30,223	29,067
Less: Write-off of mineral properties and deferred exploration costs (Note 3)	(1,479)	(766)	(502)
Balance, end of year (Note 3)	$ 44,754	$ 36,232	$ 30,223

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

6

December 31, 2003 and 2002

Basis of Consolidation	These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V. and Compania Minera Dolores S.A. de C.V. (in Mexico) and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.
Mineral Properties	The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is a long-term expectation that the net carrying amount of these capitalized exploration costs will not be recovered. During the year ended December 31, 2003, the Company wrote-off $1,479 (2002 - $766; 2001 - $502) of mineral properties and deferred exploration costs related to inactive properties and abandoned claims in the United States and Mexico.
	Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, amounts unpaid are not recorded as a liability since they are payable entirely at the Company's option.
Equipment	Equipment is carried at cost. Amortization is provided on a declining-balance basis at the rate of 30% per annum for vehicles and 20% per annum for other equipment. An impairment loss is recognized when the carrying amount of the equipment exceeds the net future cash flows relating to the equipment. No impairment writedown of equipment was recognized during the years covered by these consolidated financial statements.

December 31, 2003 and 2002
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

Foreign Exchange Translation

The Company's functional currency is the Canadian dollar. The Company conducts a majority of its business in Mexico and the U.S.A. through its subsidiaries in United States dollars and Mexican Pesos. The Company uses the temporal method of currency translation for translating the Company's foreign operations into Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet date. Income and expenses are translated at historical rates. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in the Statements of Loss and Deficit for the year.

Exchange rates between the U.S. dollar, the Mexican peso and the Canadian dollar for the periods reported on in these consolidated financial statements are as follows:

	2003	2002	2001
US Dollar			
Year end	**0.7713**	0.6370	0.6285
Average	**0.7135**	0.6343	0.6456
Mexican Peso			
Year end	**8.696**	6.135	5,744
Average	**7.686**	6.596	6.018

Loss Per Share

The Company follows the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. The adoption of this policy had no material effect on prior year figures.

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 2,950,000 (2002 - 3,232,604; 2001 – 5,191,091) were not included in the computation of diluted loss per share because the effect was anti-dilutive.

December 31, 2003 and 2002
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

Financial Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Except as otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments.

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

	2003		2002	
	Financial Assets	**Financial Liabilities**	Financial Assets	Financial Liabilities
US dollar	**$ 2,073**	**$ 705**	$ 1,428	$ 691
Mexican peso	**935**	**67**	270	84
	$ 3,008	**$ 772**	$ 1,698	$ 775

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and redeemable short-term deposits.

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is as disclosed in Notes 3 and 4.

December 31, 2003 and 2002

Stock Options	The Company follows the recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments". The standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, based on the fair value of the instrument at the grant date, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted to employees after January 1, 2002 as in Note 8. Consequently, the Company records no compensation expense when options are granted to employees.
	The Company adopted the fair value method of accounting for stock-based compensation awards granted to non-employees. Accordingly, compensation expense calculated using a Black-Scholes option pricing model is charged to the Consolidated Statements of Loss and Deficit or capitalized in Mineral Properties and Deferred Exploration Costs, depending on the nature of the award.
Income Taxes	Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.
Reclassifications	Certain prior year figures have been reclassified to conform to the current year's presentation including the reclassification of Mexican value added taxes ("IVA") recoverable from Accounts Receivable to Mineral Properties and Deferred Exploration Costs. IVA recoverable from 2002 and prior years reclassified in 2002 totalled $500. Additionally, the Company has included short term deposits of $7,140 at December 31, 2002 with cash and cash equivalents.
	The effect of both of these reclassifications has been retroactively reflected in the Consolidated Statements of Cash Flows.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

1. **Nature of Business**

   The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the business of exploring for precious and base metal properties in North America and Mexico. At December 31, 2003 and 2002, the Company was considered an exploration stage company.

   These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and upon future profitable production.

   The Company expects to complete the feasibility study on its Dolores mineral property in Mexico in 2004. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Upon receipt of necessary permits and funding, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs for Dolores.

2. **Cash and Cash Equivalents**

   The balance consists of cash and the principal and accrued interest of term deposits maturing at various dates from February 6, 2004 to December 12, 2004, unless redeemed earlier at the Company's option. Interest income is earned at a weighted average rate of prime less 2.46%.

3. **Mineral Properties and Deferred Exploration Costs**

	Mineral Properties	Deferred Exploration Costs	2003	2002
Mexico				
Dolores Property	$ 10,766	$ 26,051	$ 36,817	$ 29,184
Northern Sonora	273	4,042	4,315	3,166
La Reserva/El Correo	78	2,042	2,120	1,978
Other	77	444	521	791
	11,194	32,579	43,773	35,119
United States	324	657	981	1,113

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

$	**11,518**	$	**33,236**	$	**44,754**	$	36,232

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

3. **Mineral Properties and Deferred Exploration Costs - Continued**

    For the year ended December 31, 2003, the Company wrote off $1,479 (2002 - $766; 2001 - $502) allocated as follows: in respect of its Nevada properties - $295; in respect of its Northern Sonora properties - $46; in respect of its other properties - $1,138, of which $859 related to its El Malacate property. For the year ended December 31, 2002, the Company wrote down its Oro Blanco property in the amount of $608. For the year ended December 31, 2001, the Company wrote-off 20% of the cost of mineral claims and 25% of deferred exploration costs totaling $333 in respect of a reduction in the claim area on all US projects except the Clear property. Amounts written off in respect of general exploration costs totaled $158 and $169 during the year ended December 31, 2002 and 2001, respectively.

    Mineral properties and related deferred exploration costs consist of the following:

    Mexican Properties

    Dolores Property

    The Dolores property consists of nine claims totaling 27,700 hectares in the Madera Mining District, in the state of Chihuahua. The Company has a 100% interest in two claims totaling 25,780 hectares and can acquire a 100% interest in the remaining seven claims by bringing the property into production or by making further payments of US$450 payable in quarterly instalments of US$25. The property is also subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver.

    Northern Sonora Properties

    The Company has a 100% interest in the mineral rights on the Northern Sonora Properties, which consist of nine claims totaling 16,591 hectares in the State of Sonora. The Company is required to make annual rent payments to the landowners of approximately US$25, which have been paid for 2003, 2002 and 2001. Should a mine be put in production on the properties, a one-time payment of US$500 is due to one landowner. Another landowner is to be paid US$350 for the first mine put into production on his property and US$250 is to be paid for any additional mines put into production.

    On December 21, 2001, the Company entered into a letter of agreement with Placer Dome Exploration Inc. ("Placer") to further explore and develop the El Malacate project in Northern Sonora. Under the agreement, Placer had the right to earn a 51% beneficial interest in the property over a four-year period for cash payments and exploration expenditures. Placer held the right to terminate the agreement at any time after the first US$250 was spent. Placer reimbursed costs in the amount of $521 in 2002 (2001 – $Nil) to the Company pursuant to the joint venture agreement. In June 2002, Placer terminated the agreement without earning an interest in the project. In 2003 the El Malacate project was written off.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

<u>December 31, 2003 and 2002</u>

3. **Mineral Properties and Deferred Exploration Costs - Continued**

La Reserva/El Correo

In 2001, the Company acquired mining rights on the property from the owner. As a result, as of March 2001, the Company holds the title to these three claims in the La Reserva/El Correo property and three additional claims staked by the Company, for a total of 23,561 hectares. The original agreement signed in 1996 for the La Reserva/El Correo Concessions was accordingly terminated.

In 1998, the Company entered into surface rights agreements whereby it made annual payments to certain landowners for access to the property that formed part of the La Reserva/El Correo Property, to conduct exploration and mining activities. The agreements can be terminated at the option of the Company upon 30 days notice to the landowners. As of December 31, 2003, the Company is current with its surface rights payments.

Other Properties

The Company has title to eight additional claims in Zacatecas, Mexico.

United States Properties

Nevada Properties

The Company holds a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%).

The Washiki claim group and Cleo claims near the Clear property are 100% owned by the Company with no royalties attached. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incurring exploration expenditures of US$150 by April 2001. At December 31, 2003, the Company is current with its advance royalty payments. The Company has the right to terminate the lease agreement on thirty days written notice to the owner.

The Company has also acquired the Buckskin Mountain property by making certain payments totaling US$100 to a company controlled by an arm's length consultant who, subsequent to the agreement date, became a director of the Company. In 2000, the Company paid the final installment to the director under the agreement.

The Company wrote off the Dottie property in 2003 in the amount of $295.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

4. **Equipment**

			2003				2002
	Cost	**Accumulated Amortization**	**Net Book Value**		Cost	Accumulated Amortization	Net Book Value
Exploration equipment	$ 45	$ 32	$ 13	$	43	$ 29	$ 14
Office furniture and equipment	235	155	80		120	77	43
Vehicles	280	228	52		280	206	74
	$ 560	$ 415	$ 145	$	443	$312	$ 131

The Company's equipment is segmented by geographical area as follows:

	2003	2002
Mexico	$ 36	$ 44
United States	45	55
Canada	64	32
	$ 145	$ 131

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

5. **Capital Stock**

Authorized
   Unlimited common shares, no par value
Issued
   Common shares

	Issued	Amount
Balance, January, 2001	**17,031,527**	$ 38,930
Issued during the year:		
For cash		
Private placements (net of issue costs of $179)	**3,051,723**	2,911
Exercise of warrants	**150,000**	173
Balance, December 31, 2001	**20,233,250**	42,014
For cash		
Private placement in April (net of issue costs of $746)	**4,400,000**	9,374
Exercise of stock options	**1,778,000**	3,083
Exercise of warrants	**2,000,487**	2,322
Balance, December 31, 2002	**28,411,737**	56,793
Private placement in February (net of issue costs of $1,185)	**2,587,500**	16,927
Private placement in December (net of issue costs of $2,524)	**4,000,000**	41,476
Exercise of warrants	**353,104**	494
Exercise of stock options	**769,500**	1,691
Balance, December 31, 2003	**36,121,841**	$ 117,381

(a) In January 2001, the Company completed private placements to issue 1,599,643 units for total proceeds of $1,477 with each unit consisting of one common share and one warrant entitling the holder to purchase one common share at $1.00 and $1.15 for a two- year period. In connection with this private placement, 50,000 common shares were issued and $56 was paid in cash as a finder's fee. These finders fees were recorded as a reduction to the gross proceeds on the private placement.

During the remainder of 2001, the Company completed private placements to issue a further 1,402,080 units for total proceeds of $1,612 with each unit consisting of one common share and one-half of a warrant. Each whole warrant entitles the holder to purchase one common share at $1.40 per share for a period of two years. Issuance costs totaling $123 relating to the private placement were charged as a reduction to the gross proceeds on the private placement.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

5. Capital Stock - Continued

(b) Stock Options

In 2003, the shareholders approved a stock option plan ("the 2003 Plan") for directors, officers, employees and certain consultants. The number of shares made available for purchase pursuant to options under the 2003 Plan are not to exceed 1,110,138. 650,000 options were granted pursuant to the 2003 Plan in 2003, and an additional 200,000 granted pursuant to a former plan. The total options remaining to be granted pursuant to all approved stock option plans is 460,986. The term of options granted under the 2003 Plan cannot exceed 5 years. The vesting of each option is determined by the Board of Directors and the exercise price is at the fair market value of the Company's shares at the date of grant.

The following table summarized the changes in stock options during the years:

	Number of Options		Weighted Average Exercise Price
Outstanding at January 1, 2001	2,407,500	$	1.54
Granted	430,000		1.50
Outstanding at December 31, 2001	2,837,500		1.53
Granted	1,820,000		5.10
Exercised	(1,778,000)		1.73
Outstanding at December 31, 2002	2,879,500		3.66
Granted	850,000		10.50
Cancelled	(10,000)		6.15
Exercised	(769,500)		2.20
Outstanding at December 31, 2003	2,950,000	$	6.01

All options granted and outstanding during the years were fully exercisable on the various grant dates except: 50,000 options granted in 2001 with an exercise price of $1.50 per share which vested on January 6, 2002; 20,000 options with an exercise price of $6.15 which vested in 5,000 option increments over a one year period (of which 10,000 were cancelled during the year); and 50,000 options granted on July 1, 2003 at $8.08 which vested 25,000 immediately and 25,000 after six months.   The fair value of options granted during 2003 was $3.75 (2002 - $1.88) per option.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

5.   **Capital Stock – Continued**

At December 31, 2003, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
285,000	$ 1.10	June 19, 2005
40,000	$ 1.05	December 7, 2005
230,000	$ 1.50	November 7, 2006
595,000	$ 3.30	April 17, 2007
950,000	$ 6.45	November 23, 2007
50,000	$ 8.08	July 1, 2008
800,000	$ 10.65	September 26, 2008
2,950,000		

Subsequent to December 31, 2003, 205,000 options were exercised at a weighted average price of $3.60 for gross proceeds of $738.

(c) The following table summarizes whole warrant activities during the year:

	Number of Warrants		Weighted Average Exercise Price
Outstanding at January 1, 2001	1,315,408	$	1.20
Issued	2,300,683		1.18
Exercised	(150,000)		1.15
Expired	(1,112,500)		1.50
Outstanding at December 31, 2001	2,353,591		1.20
Exercised	(2,000,487)		1.16
Outstanding at December 31, 2002	353,104		1.40
Exercised	(353,104)		1.40
Outstanding at December 31, 2003	-	$	-

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

6.   **Related Party Transactions**

Related party transactions not disclosed elsewhere in these consolidated financial statements were as follows:

a.   The Company was charged for administrative and geological services by two officers as follows:

Year	Amount
2003	$ 379
2002	$ 378
2001	$ 323

(b) Legal services are provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was as follows:

Year	Amount
2003	$ 253
2002	$ 350
2001	$ 140

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

7. **Income Taxes**

The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:

	2003	2002
Tax loss carryforwards	$ **6,800**	$ 5,914
Equipment	**9**	9
Mineral properties and deferred exploration costs	**(2,500)**	(1,956)
Undeducted financing costs	1,249	293
Valuation allowance	**(5,558)**	(4,260)
	$ **-**	$ -

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	2003	2002	2001
Benefit at Canadian statutory rates	$ **(1,694)**	$ (1,033)	$ (572)
Effect of difference in foreign tax rates	26	32	67
Non-deductible expenses	**3**	143	183
Undeducted stock option compensation	**847**	850	-
Effect of tax rate changes on future income taxes	126	568	-
Increase (decrease) in valuation allowance	692	(560)	322
	$ **-**	$ -	$ -

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) is reflected in current income. If and when the valuation allowance relating to undeducted financing costs is reversed, the Company will recognize this benefit as an increase in capital stock.

The Company has approximately $26,789 (2002 - $18,800) of undeducted exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $18,100 (2002 - $16,100) expiring in various amounts from 2004 to 2010 and allowable capital losses of approximately $216 (2002 - $216).

The tax benefit of net operating losses carried forward and the associated valuation allowance was reduced by $350 representing the tax effect of losses which expired in 2003.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

8. **Stock-Based Compensation**

The Company accounts for all stock-based compensation issued on or after January 1, 2002 to non-employees. On July 1, 2003, the Company granted 50,000 stock options (of which 25,000 vest immediately, and 25,000 vested six months from the grant date) with an exercise price of $8.08. On September 26, 2003 the Company granted 800,000 stock options with an exercise price of $10.65.

On April 17, 2002 and July 15, 2002, the Company granted 780,000 stock options with an exercise price of $3.30 and 20,000 stock options with an exercise price of $6.15, respectively, to directors and certain consultants. On December 23, 2002 the Company granted 1,020,000 stock options at an option price of $6.45 to directors and certain consultants. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:

	2003	2002
Risk-free rate	5%	5%
Dividend yield	nil	nil
Volatility factor of the expected market price of the Company's common shares	50%	60%
Weighted average expected life of the options (months)	30	30

For the year ended December 31, 2003, the compensation costs for stock options granted to non-employees which were expensed were $851 (2002 - $573) and $1,528 (2002 - $1,685) was capitalized to mineral properties and deferred exploration costs. The combined amount $2,379 (2002 - $2,258) was credited to contributed surplus.

The following is the pro-forma net loss of the Company with the fair value applied to options granted to employees (using the same assumptions as above for non-employees) during the year:

	2003	2002
Net loss for the year	$ (4,757)	$(2,754)
Compensation expense relating to the fair value of employee stock options	(746)	(1,168)
Pro forma net loss for the year	$(5,503)	$(3,922)
Net loss per common share - basic and diluted		
- as reported	$(0.15)	$(0.11)
- pro forma	$(0.17)	$(0.16)

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

9. **United States Generally Accepted Accounting Principles**

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

(a) Mineral Exploration Expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures (excluding IVA recoverable of $379, $388 and $112 included in deferred exploration costs under Canadian GAAP) be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date (exclusive of taxes) would be charged to the Statement of Loss and Deficit.

(b) Stock option compensation

Under Canadian GAAP, the Company has elected not to record compensation costs for stock options granted to employees, but the effect would be required to be disclosed in the notes relating thereto. Compensation expenses are calculated using the fair value method for stock-based compensation awards granted to non-employees after January 1, 2002. The compensation costs are recognized prospectively in the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31, 2003, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2002 - $Nil; 2001 - $134;). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2001 were as follows:

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

9. **United States Generally Accepted Accounting Principles - Continued**

	2001
Risk-free interest rate	2.65 to 3.12%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common shares	80%
Weighted-average expected life of the options (months)	31

The impact of the above on the consolidated financial statements is as follows:

	2003	2002	2001
Net loss per Canadian GAAP	$ (4,757)	$ (2,754)	$ (1,283)
Adjustments related to:			
Mineral exploration expenses (a)	(8,143)	(5,621)	(1,044)
Stock option compensation (b)	-	-	(134)
Net loss per US GAAP	$ (12,900)	$ (8,375)	$ (2,461)
Loss per share per US GAAP			
Basic and diluted	$ (0.41)	$ (0.33)	$ (0.13)
Shareholders' equity per Canadian GAAP	$ 103,214	$ 45,004	$ 30,721
Adjustments related to:			
Mineral exploration expenses (a)	(43,875)	(35,732)	(30,111)
Shareholders' equity per US GAAP	$ 59,339	$ 9,272	$ 610

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002

9. **United States Generally Accepted Accounting Principles - Continued**

(c) New Accounting Pronouncements

In January 2003, the US Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for all non small business issuers are as follows: (a) for interests in special-purpose entities: periods ended after December 15, 2003; and (b) for all VIEs created before January 31, 2003: periods ending after December 15, 2004 (c) for all VIEs created after January 31, 2003, FIN 46 is applicable immediately. The December 2003 amendment of FIN No. 46 also includes transition provisions that govern how an SBI which previously adopted the pronouncement (as it was originally issued) must account for consolidated VIEs.

The implementation of this new standard is not expected to have a material effect on the Company's consolidated financial statements.

On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 affects an entity's classification of the following freestanding instruments: a) mandatorily redeemable instruments b) financial instruments to repurchase an entity's own equity instruments c) financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments d) SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

The implementation of this new standard did not have a material effect on the Company's consolidated financial statements.

EXHIBIT 3
Management Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion and analysis is for the year ended December 31, 2003 compared with the years ended December 31, 2002 and December 31, 2001. Unless otherwise stated, information is current to March 31, 2004. All amounts in this discussion are stated in Canadian dollars.

Introduction

This discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes (the "Financial Statements"), which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") (see Summary of Significant Accounting Polices and Note 1 to the consolidated financial statements). These principles differ in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). Differences between GAAP and US GAAP applicable to the Company are described in Note 9 to the Financial Statements. This discussion and analysis may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's Annual Information Form.

The Company is engaged in the exploration and development of mineral properties, primarily in Mexico and the United States, and measures its success through the expansion of its mineral resources at a reasonable finding cost and obtaining external funding for exploration and development of its mineral properties. All of the Company's mineral properties are in the exploration stage. As it has no current revenue, the Company continues to generate recurring negative cash flows from operations and losses. Despite the loss for the year from operations, management believes it has been successful in outlining a valuable and expanding resource at its main project, Dolores. The Company noted in a press release issued June 5, 2003 that its new resource model demonstrates an increase in contained gold of 34% in the measured resource category and of 27% in the combined measured and indicated resource category. During the fiscal year ended December 31, 2003, the Company was also successful in raising more than $60 million in new equity funding to support an anticipated production decision on the Dolores project, following what the Company expects will be a positive feasibility study. Management believes that these are significant milestones for the Company as it advances its Dolores project to the mine development stage. The Company also broadened its exploration activities to include new drilling at its La Bolsa property and in Northern Sonora, and staked additional claims in nearby areas considered to be highly prospective.

The Company believes it will require additional financing to complete development of Dolores. The availability of equity funding to the Company depends upon investor interest in the gold and silver sectors in general, and in the Company's ability to demonstrate that it has a growing and economic mineral resource at Dolores. The gold market continued to strengthen through 2002 and 2003, creating opportunities to obtain funding to advance the Company's resource properties. The price of gold improved from $278 per ounce in December 2001, to $347 per ounce in December 2002, to $417 in December 2003 and reached $428 on March 31, 2004. The Company believes that the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in positions held by speculators. The price of silver also improved from $4.66 per ounce in January 2003, to $5.96 in December 2003, and reached $7.93 on March 31, 2004. The market price for the Company's securities also increased during these periods as a result of commodity price increases and successful expansion of its in situ gold and silver resources, despite the fact it has no production or operating income. It is not possible to forecast gold and silver price trends, their impact on the feasibility study on the Dolores project, or future results from operations.

Operating Activities

The Company recorded a net loss for 2003 of $4.8 million ($0.15 per share), compared with $2.8 million in 2002 ($0.11 per share) and $1.3 million in 2001 ($0.07 per share). Net losses were affected by higher administration costs in 2003 and a write-off of mineral properties and related exploration costs, and were partly offset by higher interest income earned on cash balances.

Administration costs increased from $2.1 million in 2002 to $3.4 million in 2003 (2001 - $0.8 million) due to several factors. Corporate relations expenditures increased to $0.7 million in 2003 from $0.4 million in 2002 to broaden the Company's outreach to new investors, which included a significant new investor base in the United States as a consequence of listing on the American Stock Exchange ("AMEX") in January 2003. The Company also incurred higher accounting and legal costs, increasing on a combined basis to $0.6 million from $0.4 million in 2002 to comply with increased regulatory requirements in the United States and to a lesser extent, in Canada. Consulting fees increased, mainly as a result of non-cash compensation expenses of $0.9 million in 2003 (2002 - $0.6 million) recorded as a consequence of the Company adopting a new accounting policy in 2002 relating to stock-based compensation. Effective January 1, 2002, GAAP requires that the Company record as a compensation expense the determined fair value of stock options issued to non-employees during the term of the options, with a corresponding credit to its contributed surplus account. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. In valuing options, management used the Black-Scholes option pricing model, which required it to make certain subjective assumptions as to future interest rates and stock price volatility (see Note 8 to the Financial Statements). While management has used its best efforts to assess these future values, the determined fair value of options is highly subjective and meaningful only if the valuation input factors are realized.

Interest income increased to $0.6 million in 2003 (2002 - $0.2 million; 2001 - $0.02 million) due to a higher treasury balance throughout most of 2003 compared with 2002, and offset by a decline in interest rates. Cash and cash equivalents were $59.2 million at December 31, 2003 compared with $9.4 million a year earlier. Interest income in 2002 was higher than in 2001, due to a higher treasury balance.

Summary of Quarterly Results

**Net loss by quarter
(000's)**

	Qu-1	**Qu-2**	**Qu-3**	**Qu-4**	**Year**
2003					
Net loss excluding write-down	$1,040	$453	$ 945	$ 840	$3,278
Write-down of mineral properties	35	27	46	1,371	1,479
Net loss	$1,075	$ 480	$991	$2,211	$4,757
2002					
Net loss excluding write-down	$281	$697	$147	$ 863	$1,988
Write-down of mineral properties	50	139	155	422	766
Net loss	$ 331	$ 836	$ 302	$1,285	$2,754

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter. Non-cash compensation in the amount of $0.3 million, reflecting the value of the grant of stock options to certain personnel, was recorded in the second quarter of 2002 and $0.9 million in the third quarter of 2003. The first quarter of 2003 was adversely affected by additional legal and associated reporting costs relating to the Company's registration with the SEC and listing on the AMEX. Fluctuation in loss by quarter is also affected by significant property write-downs recorded in that period (2003 Qu4 - $1.4 million; 2002 Qu4 - $0.4 million).

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in United States dollars or Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. In 2003, the Company recorded a loss of $0.4 million, while in 2002 a loss of $0.05 million was recorded. The loss increased in 2003 because net financial assets denominated in foreign currencies were greater in 2003 ($2.2 million) than in 2002 ($0.9 million) and during 2003 the US dollar decreased 19% and the Mexican peso decreased 29% against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in these foreign currencies, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but historically has incurred the majority of its exploration costs in foreign currencies. In the future, the Company expects that certain significant expenditures in developing a mine at Dolores will be also be denominated in these foreign currencies. Once mine development costs are known and purchase commitments made, the Company may acquire foreign currencies directly or through derivative positions, to lock-in these costs in Canadian funds, if it believes it is prudent to do so.

The Company has placed its cash and cash equivalents in liquid renewable bank instruments which provide a fixed rate of interest during the term. When renewing an instrument that has matured, the posted bank rate may be higher or lower than that currently received by the Company, which affects the amount of interest income received.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties increased during 2003 to $10.0 million from $6.8 million in 2002 and $1.7 million in 2001. The increased activity reflects the Company's access to additional funding from investors after 2001, due to the improvement in silver and gold prices. The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling on the main zone and adjacent structures in order to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential. An updated resource model was provided by the Company during the year. Using a cutoff grade of 0.3 grams of gold per tonne, the total measured and indicated resource, as at June 5, 2003, amounted to 84.8 million tonnes containing 2.33 million ounces of gold and 116.2 million ounces of silver. Resource estimates were prepared in compliance with the requirements set out in National Instrument 43-101, which may differ in material respects from requirements by the United States Securities and Exchange Commission. The feasibility study will determine what portion of this resource can be economically mined. A total of 110 holes, totaling 59,384 meters of drilling, were completed in the most recent drill program at Dolores, which began in June, 2002. Expenditures on drilling and trenching increased from $2.3 million in 2002 to $3.7 million in 2003, with most of the work conducted at Dolores. Assaying of drill core and cuttings cost $0.9 million, compared with $0.4 million in 2002. Technical and professional services, for engineering work, metallurgical testing, reserve computation, mine planning, geological staffing and related work amounted to $1.4 million in 2003 (2002: $1.2 million; 2001: $0.6 million). The increase in engineering and feasibility study costs to $0.3 million in 2003 was attributable to the commencement of feasibility study work in February, 2003. Other non-cash costs (2003 - $1.5 million; 2002 – $1.7 million) relate to the valuation of stock option awards, mainly to geological consulting staff, whose compensation is capitalized to the related mineral property being explored.

The Dolores feasibility study is expected to be completed in the first half of 2004. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Assuming these permits and funding are obtained, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs for Dolores.

The Company also conducted extensive drilling and field work on its Northern Sonora projects in 2003 at a cost of $1.1 million. Results of a 20-hole drill program at La Bolsa included higher grade mineralization than generally found within the known resource. Drill results on other targets produced some encouraging results and follow-up work is planned for 2004.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years, in part because funding was difficult to obtain in prior years, and in part because other projects were allocated priority. The Company is assessing its land package in Northern Sonora with a view to reducing acreage as it converts exploration land to exploitation status, while maintaining higher-potential prospects. As a result of its review, the Company wrote off the balance of mineral property and deferred exploration costs relating to its Dottie project in Nevada ($0.2 million) and its El Malacate project in Northern Sonora, Mexico ($0.9 million), which significantly contributed to an overall write-down of $1.5 million in 2003 compared with $0.8 million in 2002 (2001 - $0.5 million).

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary difference between GAAP and US GAAP for the Company is to increase the net loss and deficit for 2003, 2002 and 2001 by the amounts of the exploration expenditures capitalized less write-offs recognized under GAAP, in each of those years. Adjustments for stock-based compensation also affected the US GAAP reconciliation for 2001. For the purposes of US GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred (see Note 9 to the Financial Statements).

Capital Resources and Liquidity

The Company's financial condition improved significantly in 2003. As at December 31, 2003, the Company had working capital of $58.3 million, an increase of $49.7 million from December 31, 2002. The most significant component of the change in working capital was the increase in cash and cash equivalents by $49.8 million over 2002 ($9.4 million). Payables also increased from 2002 in response to increased exploration activities.

The increase in cash and cash equivalents resulted primarily from funds received from a brokered placement of 2.6 million shares for net proceeds (after costs of $1.2 million) of $16.9 million and a second brokered placement of 4.0 million shares for net proceeds (after costs of $2.5 million) of $41.5 million. In addition, the Company received $1.7 million upon the exercise of 769,500 stock options, and $0.5 million upon the exercise of 353,104 share purchase warrants. In 2002, the Company received $9.4 million from private placements of 4.4 million shares, $3.1 million from the exercise of 1,778,000 options and $2.3 million from the exercise of 2,000,487 share purchase warrants.

Cash used in operating activities increased from $0.9 million in 2001 to $1.4 million in 2002 to $2.2 million in 2003 primarily due to increased costs of administration associated with increased exploration and financing activity. The costs associated with mineral exploration and equipment additions also increased in the period from 2001 to 2003 due to a better treasury position providing capital to conduct planned exploration.

The Company is adequately funded to carry out further development work at Dolores in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $7 to 10 million budget for additional drilling, engineering and construction, and environmental studies. The Company currently has no significant contractual obligations relating to Dolores at this time, apart from property payments, except in relation to contingent royalty payments once production commences (see table below). With continued interest from new investors and lending institutions, the Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Dolores project. The Company will seek to secure debt financing for part of the Dolores construction costs, if it can be obtained on reasonable cost and terms. While equity markets remain positive to gold developers, the Company is not assured that equity funding will be available at terms suitable to the Company.

The Company plans to expand its exploration and development programs for 2004 on project other than Dolores, with renewed drilling at its Northern Sonora properties and conduct initial and follow-up drilling at some of its Nevada properties. Expenditures on Northern Sonora are budgeted at $1.7 million, with $0.9 million budgeted on La Bolsa for drilling and assaying, along with some metallurgical work. Drilling is also planned for the Real Viejo/La Dura Project in 2004. Two of the Company's properties in Nevada, the Clear and Gutsy prospects, are expected to be drill-tested in the first half of 2004, with initial programs expecting to cost less than $500,000. Program results will be evaluated, with follow-up work and expenditures to be based on the initial results.

A summary of the Company's contractual obligations and commitments as at December 31, 2003 is as follows:

Commitments Table (payments due by period)
(000's)

	1 to 3 years	4 to 5 years
Property payments (a)	$ 300	$ 150
Operating lease payments (b)	150	-
Contingent royalty payments (c)		
	$ 450	$ 150

a) Payments in respect of the Dolores property, which the Company expects to make; all other property payments are at the discretion of the Company;
b) Includes existing leases without extensions;
c) royalty payments on the Dolores property consisting of net smelter payments of 3.25% on gold and 2% on silver net revenues cannot be quantified until the project reaches production

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the value of stock-based compensation, as disclosed in Note 8 to the Financial Statements. Unlike other figures in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the company's share price in the expected hold period (using historical volatility as a reference). The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP and applicable guidelines. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established (which is the procedure prescribed under US GAAP). Management is of the view that its current policy is appropriate for the Company at this time. Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the writedown charged to operations. A writedown may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding.

Changes in Accounting Policy

Although no new accounting policies were adopted in 2003, beginning with the first quarter of 2004, the Company will determine the value of stock based compensation to employees, and record such compensation in its accounts, in accordance with the transitional provisions of Canadian Institute of Chartered Accountants' Handbook Section 3870, on a retroactive basis with a restatement of prior periods.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Three individuals, each an officer or an officer and a director of the Company supply administrative/geological services and legal services to the Company at arm's length rates under existing renewable contracts. Details of these related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 6 to the Financial Statements.

Outstanding Share Data

The Company has one class of common shares. As at March 31, 2004, there were 36,401,841 common shares outstanding.

In 2003, the Company's shareholders adopted its 2003 stock option plan. As at March 31, 2004, there were 2,720,000 stock options outstanding, all of which have vested.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The Company's financial success is subject to, among other things, fluctuations in gold and silver metal prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may chose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company's ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Note to U.S. Investors

While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

EXHIBIT 4

CONSENT OF
INDEPENDENT CHARTERED ACCOUNTANT

Minefinders Corporation Ltd.

Vancouver, Canada

We consent to the inclusion in this Annual Report on Form 40-F of our reports dated March 12, 2004, relating to the consolidated financial statements of Minefinders Corporation Ltd. for the year ended December 31, 2003.

We also consent to the incorporation by reference in the previously filed (March 18, 2003 and December 17, 2003) open registration statements on Form S-8 (SEC Nos. 333-103893 and 333-111255) of Minefinders Corporation Ltd. of our reports dated March 12, 2004, relating to the consolidated financial statements of Minefinders Corporation Ltd. appearing in the Company's Annual Report on Form 40-F for the year ended December 31, 2003.

BDO Dunwoody LLP

BDO DUNWOODY LLP
Chartered Accountants

Vancouver, Canada
May 14, 2004

EXHIBIT 5

CONSENT OF MARK H. BAILEY

I hereby consent to the references to my name as a qualified person and the information that is expertised by me in connection with the disclosure on the Company's mineral properties in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the reports incorporated by reference into the Company's previously filed registration statements on Form S-8 (SEC Nos. 333-103893 and 333-111255).

/s/" Mark H. Bailey"
Mark H. Bailey

Vancouver, British Columbia, Canada
May 14, 2004

EXHIBIT 6

CONSENT OF PINCOCK ALLEN & HOLT

We refer to our report auditing the resources at the Dolores Gold–Silver Project Chihuahua, Mexico, dated December 2, 2002, (the "Report").

We hereby consent to the filing, use, and incorporation by reference of, the Report and the references to our name in the Minefinders Corporation Ltd. Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

Pincock Allen & Holt

/s/ *"Mark G. Stevens"*
    Mark G. Stevens

Lakewood, Colorado, USA

May 14, 2004.

EXHIBIT 7

CONSENT OF GEORGE A. ARMBRUST

I refer to the report prepared by Pincock Allen & Holt which was prepared under my direct supervision, regarding the audit of the resources at the Dolores Gold–Silver Project Chihuahua, Mexico, dated December 2, 2002, (the "Report").

I consent to the filing, use and incorporation by reference of, the Report and the references to my name in the Minefinders Corporation Ltd. Annual Report on Form 40-F under the heading "Mineral Resource and Mineral Reserve Estimates" in the Minefinders Corporation Ltd. Annual Information Form for the year ended December 31, 2003, which is included as an exhibit in the Annual Report to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

/s/*"George A. Armbrust"*
George A. Armbrust

Lakewood, Colorado, USA

May 14, 2004.

EXHIBIT 8

CONSENT OF ROBERT L. SANDEFUR

I refer to the report prepared by Pincock Allen & Holt which was prepared under my direct supervision, regarding the audit of the resources at the Dolores Gold–Silver Project Chihuahua, Mexico, dated December 2, 2002, (the "Report").

I consent to the filing, use and incorporation by reference of, the Report and the references to my name in the Minefinders Corporation Ltd. Annual Report on Form 40-F under the heading "Mineral Resource and Mineral Reserve Estimates" in the Minefinders Corporation Ltd. Annual Information Form for the year ended December 31, 2003, which is included as an exhibit in the Annual Report to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

/s/*"Robert L. Sandefur"*
Robert L. Sandefur

Lakewood, Colorado, USA

May 14, 2004.

EXHIBIT 9

CERTIFICATION

I, Mark H. Bailey, President, Chief Executive Officer and Director certify that:

1. I have reviewed this annual report on Form 40-F of Minefinders Corporation Ltd. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: May 14, 2004

/s/ " Mark H. Bailey"
Mark H. Bailey
President, Chief Executive Officer and Director

EXHIBIT 10

CERTIFICATION

I, Jon N. Morda, Chief Financial Officer certify that:

1. I have reviewed this annual report on Form 40-F of Minefinders Corporation Ltd. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: May 14, 2004

/s/ "Jon N. Morda"
Jon N. Morda
Chief Financial Officer

EXHIBIT 11

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), I, Mark H. Bailey, President, Chief Executive Officer and Director of Minefinders Corporation Ltd. (the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 40-F for the year ended December 31 2003 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ *"Mark H. Bailey"*
Name: Mark H. Bailey
Title: President, Chief Executive Officer and Director

Dated: May 14, 2004

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

EXHIBIT 12

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), I, Jon N. Morda, Chief Financial Officer of Minefinders Corporation Ltd. (the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 40-F for the year ended December 31 2003 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ *"Jon N. Morda"*
Name: Jon N. Morda
Title: Chief Financial Officer

Dated: May 14, 2004

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

EXHIBIT 99.1

MINEFINDERS CORPORATION LTD.

CHARTER OF THE AUDIT COMMITTEE

The number of members of the Committee will be at least three, none of whom are officers or employees of the Corporation or any of its affiliates or subsidiaries and all of whom are, in the view of the Board of Directors of the Corporation, free of any relationship that would interfere with the exercise of independent judgement. Qualification for committee membership shall, in addition, comply with applicable securities regulatory requirements.

The Committee shall:

(a)   recommend annually to the Board the independent auditors to be appointed by the shareholders of the Corporation;

(b)   review with the independent auditors the annual audit plan including, but not limited to, the scope of the work to be carried out by the independent auditors, any significant problems that the auditors are able to foresee, the impact on the financial statements and the Corporation of any new or proposed changes in accounting principles;

(c)   review the annual financial statements, including notes, with the independent auditors and recommend them to the Board for approval prior to release to the public or filing with securities regulatory authorities;

(d)   review the quarterly financial statements with the independent auditors prior to release to the public or filing with securities regulatory authorities;

(e)   report immediately to the Board any instances of fraud or misappropriation of assets that come to the attention of the Committee;

(f)   receive from the independent auditors a formal written statement delineating all relationships between the auditors and the Corporation, consistent with applicable accounting standards, and actively engage in a dialogue with the auditors with respect to any disclosed relationships or services that may have an impact on their objectivity and independence;

(g)   take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors;

(h)   as to management of the Corporation generally: (i) ensure that an adequate internal control structure and procedures for financial reporting are established and maintained; (ii) periodically assess the effectiveness of such structures and procedures, as well as secure appropriate reports or attestations from the independent auditors in respect thereof; and (iii) review budgets and periodically assess actual spending compared with budgeted amounts; and

(i)   undertake and perform such other duties as may be required of the Committee by applicable law or regulation.

In performing its functions and duties:

(aa)   the Committee shall meet at least quarterly with management and the independent auditors to discuss the accounts, records and financial position of the Corporation;

(bb)   the members of the Committee may inspect all the books and records of the Corporation; and

(cc)   the Committee may, in its discretion and at the expense of the Corporation, engage financial and other advisors.

The Committee is responsible for the duties set forth in this charter but is not responsible for either the preparation of the financial statements or the auditing of the financial statements. Management has the responsibility for preparing the financial statements and the independent auditors have the responsibility for auditing the financial statements. The review of the financial statements by the Committee is not of the same quality as the audit performed by the independent auditors.

This charter was adopted by the Board of Directors of Minefinders Corporation Ltd. on April 1, 2003